Exhibit 99.44

For Immediate Release

TSX: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES THIRD QUARTER 2011 FINANCIAL RESULTS

November 10, 2011 — (TSX: BXE) Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) announces its financial and operating results for the three and nine months ended September 30, 2011.

Forward-Looking Statements

This press release, including the report to shareholders, contains forward-looking statements.  Please refer to our cautionary language on forward-looking statements and the other matters set forth at the beginning of the management’s discussion and analysis (the “MD&A”) attached to this press release.

Effective January 1, 2011, Bellatrix began reporting its financial results in accordance with International Financial Reporting Standards (“IFRS”).  Prior year comparative amounts have been restated to reflect results as if Bellatrix had always prepared its financial results using IFRS.  Please see additional discussion regarding IFRS later in this press release.

HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
FINANCIAL (unaudited)
(CDN$000s except share and per share amounts)
Revenue (before royalties and risk management(1))	49,145	27,344	143,124	79,847
Funds flow from operations (2)	23,964	16,342	64,117	37,150
Per basic share(5)	$0.22	$0.17	$0.62	$0.39
Per diluted share(5)	$0.21	$0.17	$0.58	$0.39
Cash flow from operating activities	28,023	13,466	67,566	32,987
Per basic share(5)	$0.26	$0.14	$0.66	$0.35
Per diluted share(5)	$0.24	$0.14	$0.61	$0.35
Net profit (loss)(7)	820	(2,546)	7,648	(4,928)
Per basic share(5)	$0.01	$(0.03)	$0.07	$(0.05)
Per diluted share (5)	$0.01	$(0.03)	$0.07	$(0.05)
Exploration and development	44,093	30,096	128,354	63,503
Corporate and property acquisitions	134	327	3,945	3,549
Capital expenditures — cash	44,227	30,423	132,299	67,052
Property dispositions — cash	(4,140)	(7)	(4,181)	(587)
Non-cash items	3,457	1,113	4,410	2,694
Total capital expenditures — net	43,544	31,529	132,528	69,159
Long-term debt	37,379	28,522	37,379	28,522
Convertible debentures(3)	48,692	47,246	48,692	47,246
Working capital deficiency	15,265	1,369	15,265	1,369
Total net debt (3)	101,336	77,137	101,336	77,137
Total assets(7)	546,309	452,633	546,309	452,633
Shareholders’ equity(7)	360,846	296,651	360,846	296,651

OPERATING		Three months ended September 30,		Nine months ended September 30,
		2011	2010	2011	2010
Average daily sales volumes
Crude oil, condensate and NGLs	(bbls/d)	4,413	2,377	4,242	2,211
Natural gas	(mcf/d)	44,546	40,452	41,710	35,386
Total oil equivalent	(boe/d)	11,837	9,119	11,194	8,020
Average prices
Light crude oil and condensate	($/bbl)	88.91	72.30	91.42	75.30
NGLs	($/bbl)	51.74	31.37	53.10	38.63
Heavy oil	($/bbl)	64.19	57.89	66.13	61.60
Crude oil, condensate and NGLs	($/bbl)	80.78	58.32	83.37	63.20
Crude oil, condensate and NGLs (including risk management(1))	($/bbl)	82.38	60.98	80.85	64.55
Natural gas	($/mcf)	3.91	3.81	3.97	4.33
Natural gas (including risk management (1))	($/mcf)	4.33	5.95	4.23	5.81
Total oil equivalent	($/boe)	44.82	32.11	46.39	35.81
Total oil equivalent (including risk management (1))	($/boe)	47.02	42.28	46.41	42.72

Statistics
Operating netback(4)	($/boe)	23.89	13.22	24.71	15.05
Operating netback(4) (including risk management (1))	($/boe)	26.09	23.39	24.72	21.96
Transportation	($/boe)	1.34	1.13	1.35	1.20
Production expenses	($/boe)	11.71	11.63	11.85	12.59
General & administrative	($/boe)	3.14	2.86	2.81	3.49
Royalties as a % of sales after transportation		18%	20%	19%	20%

COMMON SHARES
Common shares outstanding		107,391,298	97,201,866	107,391,298	97,201,866
Share options outstanding		7,830,931	6,155,872	7,830,931	6,155,872
Shares issuable on conversion of convertible debentures(6)		9,821,429	9,821,429	9,821,429	9,821,429
Diluted common shares outstanding		125,043,658	113,179,167	125,043,658	113,179,167
Diluted weighted average shares — net profit (loss) (5)		109,392,760	94,999,409	105,115,006	93,586,167
Diluted weighted average shares — funds flow from operations and cash flow from operating activities (5)		119,214,189	94,999,409	114,936,435	93,586,167

SHARE TRADING STATISTICS

(CDN$, except volumes) based on intra-day trading
High		5.48	4.00	6.19	4.60
Low		3.35	2.90	3.35	2.53
Close		3.37	3.90	3.37	3.90
Average daily volume		416,772	369,802	559,103	606,619

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges.  Per unit metrics after risk management includes only the realized portion of gains or losses on commodity contracts.

The Company does not apply hedge accounting to these contracts.  As such, these contracts are revalued to fair value at the end of each reporting date.  This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded.  These unrealized gains or losses on commodity contracts are not included for purposes of per share metrics calculations disclosed.

(2) The highlights section contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with generally accepted accounting principles (“GAAP”) as an indicator of the Company’s performance. Therefore reference to diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A.  Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(3)  Net debt and total net debt are considered non-GAAP terms.  The Company’s calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligation and the deferred tax liability.  Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligation.  Net debt also excludes the liability component of convertible debentures. A reconciliation between total liabilities under GAAP and total net debt and net debt as calculated by the Company is found in the MD&A.

(4)  Operating netbacks is considered a non-GAAP term.  Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from revenues before other income.

(5) Basic weighted average shares for the three and nine months ended September 30, 2011 were 107,391,070 (2010: 94,999,409) and 102,664,721 (2010: 93,586,167), respectively.

In computing weighted average diluted earnings per share for the three and nine months ended September 30, 2011 a total of 2,001,690 (2010: nil) and 2,450,285 (2010: nil) share options, respectively, were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options and 9,821,429 (2010: 9,821,429) common shares issuable on conversion of convertible debentures were excluded from the three and nine month calculations as they were not dilutive.  This results in diluted weighted average common shares of 109,392,760 and 105,115,006 for the three and nine months ended September 30, 2011, respectively.

In computing weighted average diluted cash flow from operating activities and funds flow from operations for the three months ended September 30, 2011 a total of 2,001,690  (2010: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options and a total of 9,821,429 (2010: nil) common shares issuable on conversion of convertible debentures were also added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 119,214,189.  As a consequence, a total of $0.7 million for interest accretion expense (net of income tax effect) was added to the numerator.

In computing weighted average diluted cash flow from operating activities and funds flow from operations for the nine months ended September 30, 2011 a total of 2,450,285 (2010: nil) shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options and a total of 9,821,429 (2010: nil) common shares issuable on conversion of convertible debentures were also added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 114,936,435. As a consequence, a total of $2.2 million for interest accretion expense (net of income tax effect) was added to the numerator.

(6) Shares issuable on conversion of convertible debentures are calculated by dividing the $55.0 million principal amount of the convertible debentures by the conversion price of $5.60 per share.

(7) As of January 1, 2011, Bellatrix prepares its consolidated financial statements in accordance with IFRS, IFRS 1 - First-time adoption of International Financial Reporting Standards (“IFRS 1”) and International Accounting Standard 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board.  Previously, Bellatrix’s financial statements were prepared in accordance with Canadian generally accepted accounting principles (“previous GAAP”).  Reconciliations between previous GAAP and IFRS financial information can be found in the consolidated financial statements for the three and nine months ended September 30, 2011.

REPORT TO SHAREHOLDERS

Bellatrix demonstrates inveterate behaviour posting its 8th consecutive quarter of growth in production and cash flow following its reorganization in 2009.  Despite a protracted wet spring breakup (road bans into mid-August in West Central Alberta) that resulted in delays to the second half of the 2011 drilling program, Bellatrix sales volumes for the third quarter of 2011 improved to 11,837 boe/d up 30% from the third quarter 2010 sales volumes of 9,119 boe/d and 2% from the second quarter 2011 sales volumes of 11,643 boe/d.  In the third quarter Bellatrix posted a 100% success rate participating in 19 gross (13.41 net) wells resulting in 14 gross (10.97 net) Cardium oil wells and 5 gross (2.44 net) Notikewin/Falher gas wells.  In the Fourth Quarter 2011 the Company plans to drill 12 gross (7.99 net) wells consisting of 9 gross (7.04 net) Cardium oil wells and 3 gross (0.95 net) Notikewin condensate rich gas wells.

Including two second quarter 2011 Cardium wells completed in the third quarter 2011 and eight of the third quarter 2011 Cardium wells that are on production, the Company continues to post above industry average initial production (“IP”) rates for Cardium wells.  The following initial flow rates were achieved:

Average IP for first 7 days of production (10 wells)	566 Boe/d
Average IP for first 15 days of production (10 wells)	462 Boe/d
Average IP for first 30 days of production (7 wells)	425 Boe/d

In addition, at Ferrier, Bellatrix recently completed two (gross and net) Cardium wells that produced condensate rich gas on two fault related blocks that occur along trend of the Company’s earlier Cardium oil discoveries.  The new wells tested over a five day period at 6 mmcf/d and 10 mmcf/d with 70 bbl per mmcf of associated liquids yielding a total of 1,420 boe/d and 2,367 boe/d, respectively.  The wells will be tied in during Q4 2011 and placed on production initially at 5 mmcf/d each.

OPERATIONS

Operational highlights for the three and nine months ended September 30, 2011 include:

•                  The Company established 100% drill bit success for the first nine months of 2011 by drilling 42 gross (27.19 net) wells consisting of 31 gross (22.35 net) oil wells and 11 gross (4.84 net) liquids rich gas wells.

•                  Q3 2011 sales volumes averaged 11,837 boe/d (weighted 37% to oil, condensate and NGLs and 63% to natural gas).  This represents a 30% increase from the third quarter 2010 average sales volumes of 9,119 boe/d and a 2% increase from second quarter 2011 average sales volumes of 11,643 boe/d.

•                  For the month of October 2011, field production volumes have averaged approximately 12,700 boe/d (weighted 40% to oil and natural gas liquids).  In addition, the Company has completed and tested 4 gross (2.7 net) wells which are currently being tied in with an expected total initial production rate of 2,150 boe/d.

•                  Oil, condensate and NGLs have increased to 37% of total sales volumes in Q3 2011 from 26% in Q3 2010.

•                  For the year to date, Bellatrix has added 40 gross and net contiguous sections in the Ferrier area which includes highly prospective Cardium and Duvernay mineral rights.  During the first quarter of 2011, Bellatrix entered into an agreement to acquire 20 net sections.  In August 2011, Bellatrix added an additional 20 gross and net contiguous sections in the Ferrier area.

•                  The Company has expanded its drilling inventory in our two key resource plays to 400 net locations in the Cardium light gravity oil play and 174 locations in the Notikewin condensate rich gas resource play yielding over $2.2 billion in future development expenditures based on current costs of drilling.

•                  In addition the Company now controls 44 gross (43 net) sections of Duvernay rights in West Central Alberta.

•                  As at September 30, 2011 Bellatrix had approximately 226,977 net undeveloped acres of land in Alberta, British Columbia and Saskatchewan.

•                  Effective September 22, 2011, Bellatrix sold a minor property in the Meekwap area of Alberta for $4.2 million, after purchase adjustments and closing costs.  The property sold included approximately 65 boe/d of production.

FINANCIAL

Financial highlights for the three and nine months ended September 30, 2011 include:

•                  Q3 2011 revenue soared to $49.1 million, 80% higher than the $27.3 million posted in Q3 2010.  Revenue for the first nine months of 2011 was $143.1 million up from $80.0 million in the same period in 2010.  The increase in revenues is a result of higher sales volumes in conjunction with higher light crude oil, condensate and NGL prices for 2011 compared to 2010.

•                  Crude oil, condensate and NGLs produced 67% and 68% of revenue for the three and nine month periods ended September 30, 2011, respectively.

•                  Funds flow from operations for Q3 2011 increased to $24.0 million, up 47% from $16.3 million in Q3 2010 and up 4% when compared to $23.1 million generated in Q2 2011.  Funds flow from operations for the first nine months of 2011 climbed to $64.1 million, up 72% from $37.2 million in the same period in 2010.

•                  Net profit for the first nine months of 2011 was $7.6 million, compared to a net loss of $4.9 million in the same period in 2010.  Bellatrix had a net profit of $0.8 million for Q3 2011, compared to a net loss of $2.5 million for Q3 2010.  The net profit for the three and nine month periods of 2011 is reflective of higher operating netbacks and cash flows as a result of improved pricing for crude oil, condensate, and NGLs and increased sales volumes.  In addition, the net profit for Q3 2011 includes a non-cash impairment loss of $14.6 million on certain non-core oil and gas properties, $3.1 million of higher depletion and depreciation charges and a $2.5 million increase in deferred tax expense, partially offset by non-cash unrealized gains on commodity risk management contracts of $8.6 million.

•                  Bellatrix spent $132.3 million on capital projects in the first nine months of 2011 compared to $67.1 million in the same period in 2010.   During the third quarter of 2011, Bellatrix spent $44.2 million on capital projects compared to $30.4 million in Q3 2010.

•                  Production expenses for Q3 2011 were $11.71/boe ($12.7 million), compared to $11.63/boe ($9.8 million) for Q3 2010.  Production expenses for the first nine months of 2011 were $11.85/boe ($36.2 million), compared to $12.59/boe ($27.6 million) for the same period in 2010.  Production expenses in Q3 2011 were slightly higher than Q2 2011, due to operating under the continuing wet weather conditions in West Central Alberta.

•                  Operating netbacks before risk management continue to grow in response to the Company’s improved liquids mix to $23.89/boe in Q3 2011, up 78% from $13.22/boe in Q3 2010.  This was slightly reduced from Q2 2011 operating netbacks before risk management of $26.70 due primarily to lower realized commodity prices during Q3 2011.

•                  Total net debt as of September 30, 2011 was $101.3 million, including the liability component of convertible debentures drawn against the Company’s credit capacity of $195 million.

•                  As at September 30, 2011, Bellatrix had $37.4 million drawn on its total $140.0 million credit facility.

COMMODITY PRICE RISK MANAGEMENT

In September 2011, Bellatrix entered into two additional price risk management contracts consisting of crude oil fixed price swaps for 1,000 bbls/d each for the period January 1, 2012 to December 31, 2012 at a price of CDN $90/bbl and CDN $90.49/bbl respectively.  In November 2011, Bellatrix entered into an additional crude oil fixed price swap for 1,000 bbl/d for the period of January 1, 2012 to December 31, 2012 at a price of CDN $96.40/bbl.

As at November 9, 2011, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Oil fixed	January 1, 2011 to Dec. 31, 2011	1,000 bbl/d	$88.18 CDN	$88.18 CDN	WTI
Oil fixed	January 1, 2011 to Dec. 31, 2011	500 bbl/d	$89.00 CDN	$89.00 CDN	WTI
Oil fixed	January 1, 2011 to Dec. 31, 2011	500 bbl/d	$89.10 US	$89.10 US	WTI
Oil fixed	February 1, 2011 to Dec. 31, 2011	500 bbl/d	$95.00 US	$95.00 US	WTI
Oil fixed	March 1, 2011 to Dec. 31, 2011	500 bbl/d	$97.50 US	$97.50 US	WTI
Oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.00 CDN	$90.00 CDN	WTI
Oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.49 CDN	$90.49 CDN	WTI
Oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$96.40 CDN	$96.40 CDN	WTI
Oil call option	January 1, 2012 to Dec. 31, 2012	833 bbl/d	—	$110.00 US	WTI
Natural gas fixed	April 1, 2011 to Oct. 31, 2011	5,000 GJ/d	$3.87 CDN	$3.87 CDN	AECO
Natural gas fixed	April 1, 2011 to Oct. 31, 2011	5,000 GJ/d	$3.65 CDN	$3.65 CDN	AECO
Natural gas fixed	April 1, 2011 to Oct. 31, 2011	5,000 GJ/d	$3.805 CDN	$3.805 CDN	AECO
Natural gas fixed	April 1, 2011 to Oct. 31, 2011	5,000 GJ/d	$3.80 CDN	$3.80 CDN	AECO
Natural gas fixed	May 1, 2011 to Dec. 31, 2011	5,000 GJ/d	$6.30 CDN	$6.30 CDN	AECO

OUTLOOK

The Company is anticipating the successful achievement of exiting 2011 in line with our production guidance of 15,000 boe/d, spending a capital budget of approximately $170 million.

As a key component of the Company’s strategy, Bellatrix has developed a company-wide infrastructure plan designed to position the company as a leader for production growth in the core West Central Alberta area.  Starting 18 months ago Bellatrix committed to ownership in critical infrastructure that services Ferrier, Brazeau, Alder Flats, Willesden Green, and Greater Lodgepole areas.

Brazeau infrastructure includes a 100% ownership of the 02-10-045-11 W5M compressor station and sales line to the Keyera Nordegg gas plant.

Bellatrix has also secured a strategic partnership with the two largest players in the Ferrier, Alder Flats, and Willesden Green areas.  Joint projects in these areas led to the construction of 20 km of 8 inch and 10 inch gathering infrastructure across the Brazeau river to the Conoco O’Chiese Plant, and a plant expansion at Conoco Alder Flats to secure 9.8% and 20% working interest respectively in both plants.  As a result, Bellatrix now owns 23 mmcf/d of capacity at these key gas plants.  The additional infrastructure also provides access to large capacity at the major Keyera plants at Strachan, Nordegg, and Brazeau.

More recently Bellatrix has enhanced this partnership with an 18.8 km dual 10 inch and 9 inch pipeline crossing of the North Saskatchewan river to access Conoco Alder Flats as well as important deep cut infrastructure in the area to be completed very early in 2012.

Bellatrix also recognized the need for 3 key major oil batteries in Lodgepole, Willesden Green and North Brazeau, as well as, direct pipeline connections to oil sales.  These connections secure the movement of high volumes of oil to sales reliably year round while positioning Bellatrix for significant reductions in operating costs throughout its oil operations.

Combined, the aforementioned projects have set the stage for unprecedented opportunities for growth in Bellatrix oil and gas production, as well as, reducing overall operating costs.  These strategic accomplishments leave Bellatrix in a position of control in a highly competitive high growth area.  Bellatrix has worked diligently on intelligent infrastructure planning that will allow the Company significant development at greatly reduced future development capital significantly enhancing growth prospects.

For 2012, Bellatrix will continue to be active in drilling its two core resource plays, the Cardium oil and Notikewin condensate rich gas, utilizing horizontal drilling multi-fracturing technology.  In addition, Bellatrix currently plans to drill its first horizontal well in the emerging Duvernay play in the first quarter of 2012.  An initial capital budget of $180 million has been set for fiscal 2012.  Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2012 budget is anticipated to provide 2012 average daily production of approximately 16,500 to 17,000 boe/d and an exit rate of approximately 18,000 to 18,500 boe/d.

As at September 30, 2011, Bellatrix has approximately 226,977 net undeveloped acres in Alberta, British Columbia and Saskatchewan with current estimated inventory of 900 net low risk development drilling locations not including Duvernay, including 400 net horizontal Cardium locations and 174 net horizontal Notikewin locations.

As a result of Bellatrix’s perspicacious view of the resource plays within its bailiwick, the Company’s drilling operations continue to provide best decile productivity.  Our goal is to expand the oil side of our business while achieving double digit growth in shareholder value.

Raymond G. Smith, P. Eng.

President and CEO

November 9, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 9, 2011 — The following Management’s Discussion and Analysis of financial results as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine months ended September 30, 2011 and the audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009 and the related Management’s Discussion and Analysis of financial results as disclosure which is unchanged from such Management’s Discussion and Analysis may not be repeated herein. This commentary is based on information available to, and is dated as of, November 9, 2011. The financial data presented is in Canadian dollars, except where indicated otherwise.  As of January 1, 2011, Bellatrix prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), IFRS 1 - First-time adoption of International Financial Reporting Standards (“IFRS 1”) and International Accounting Standard 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board.  Previously, Bellatrix’s financial statements were prepared in accordance with previous Canadian generally accepted accounting principles (“previous GAAP”).  Reconciliations between previous GAAP and IFRS financial information can be found in the consolidated financial statements for the three and nine months ended September 30, 2011.

CONVERSION:  The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

NON-GAAP MEASURES:  This Management’s Discussion and Analysis contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”) as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found in this Management’s Discussion and Analysis.  Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This Management’s Discussion and Analysis also contains other terms such as total net debt and operating netbacks, which are not recognized measures under GAAP.  Total net debt is calculated as long-term debt plus the liability component of the convertible debentures and the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligation. Net debt is calculated as long-term debt plus the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligation. Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating expenses.  Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance. Bellatrix’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

Additional information relating to the Company, including the Bellatrix’s Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS:  Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements including management’s assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, expected 2011and 2012 average production and exit rates, timing of completion and tie-in of wells, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2011 operating expenses and general and administrative expenses, 2011and 2012 capital expenditures budget and the nature of capital expenditures and the timing and method of financing thereof, method of funding drilling commitments, commodity prices and expected volatility thereof, estimated amount and timing of incurring decommissioning liabilities, use of proceeds from recent financings and activity levels, expectation that infrastructure additions will significantly reduce operating costs and create opportunities for future growth in production, effect of wet field conditions on timing of second half 2011 capital expenditures and resulting in delay in bringing on production, number of rigs to be employed, expectations with respect to revenues for the remainder of 2011 compared to the corresponding period of 2010, expectations of future development drilling locations and the capital expenditures associated with such drilling opportunities, estimated costs to satisfy drilling commitments and expectation that the ratio of total net debt to annual funds flow will increase, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of Bellatrix’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations.  Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes.  Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors that could effect Bellatrix’s operations and financial results are included in reports on file with Canadian securities regulatory authorities, including the Company’s annual information form for the year ended December 31, 2010, and may be accessed through the SEDAR website (www.sedar.com), at Bellatrix’s website (www.bellatrixexploration.com).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Overview and Description of the Business

Bellatrix is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production, of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Bellatrix is the continuing corporation resulting from the reorganization effective November 1, 2009 pursuant to a plan of arrangement involving, among others, True Energy Trust (the “Trust” or “True”), Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) and securityholders of the Trust.

Bellatrix’s common shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols BXE and BXE.DB.A, respectively.

Changes in Accounting Policies

As of January 1, 2011, Bellatrix prepares its financial statements in accordance with IFRS, IFRS 1 and International Accounting Standard 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board.  Previously, Bellatrix’s financial statements were prepared in accordance with previous GAAP.  Unless otherwise noted, 2010 comparative information has been prepared in accordance with IFRS.

The adoption of IFRS has not had an impact on the Company’s operations, strategic decisions and cash flow.  The most significant area of impact was the adoption of the IFRS property, plant and equipment accounting principles, the related decommissioning liabilities and resulting deferred tax adjustments on transition. Further information on the IFRS impacts is provided in the Accounting Policies and Estimates Section of this Management’s Discussion and Analysis.

Financing

In May 2011, Bellatrix closed an equity issuance of 9.8 million common shares on a bought deal basis at a price of $5.60 per share for gross proceeds of $55.0 million (net proceeds of $51.9 million after transaction costs).  The net proceeds from this financing were used to temporarily reduce outstanding indebtedness, thereby freeing up borrowing capacity that could be redrawn to fund Bellatrix’s ongoing capital expenditures program and general corporate purposes.

Acquisitions and Dispositions

The Company’s goal is to provide consistent growth by drilling and developing its extensive land position to maximize the value of its reserve and resource potential.  Bellatrix has been working on a number of internal initiatives to streamline and optimize our ongoing operations, specifically the ability to expand and accelerate the drilling of its Cardium oil and the liquid rich Notikewin gas resource.

On January 25, 2011, Bellatrix acquired the interest in a section of Frog Lake First Nation lands from a joint venture partner for a net purchase price of $2.2 million after adjustments. The transaction had an effective date of January 1, 2011. These assets consist of approximately 130 boe/d of net production; an additional 20% interest in the Colony formation in these lands (Bellatrix already has 13.75%WI) and an additional 50% WI in the McLaren formation in these lands (Bellatrix already has a 50% WI) except for a ¼ section (which Bellatrix already has a 13.75% WI).

On January 25, 2011, Bellatrix exercised a right of first refusal increasing its interest in a joint venture property in the Brazeau area of West Central Alberta for approximately $1.5 million. The asset acquisition consisted of approximately 3,200 gross (1,102.8 net) acres of Cardium rights providing the Company with up to 6.3 additional net Cardium locations and included 15 boe/d of production.

During the second quarter of 2011, Bellatrix closed two transactions consisting of the sale of a minor property interest in Saskatchewan (160 gross and 14 net acres) and a swap of interests where Bellatrix increased its Cardium exposure in 3.5 gross (1.7 net) sections in the Greater Pembina area.  There was no production associated with the acreages sold in the second quarter of 2011.

Effective September 22, 2011, Bellatrix sold the Meekwap, Alberta property for $4.2 million, after purchase adjustments and closing costs.  The property sold included approximately 65 boe/d of production.  The net proceeds were used to temporarily reduce the Company’s outstanding indebtedness.

Third Quarter 2011 Financial and Operational Results

Sales Volumes

Sales volumes for the three months ended September 30, 2011 averaged 11,837 boe/d compared to 9,119 boe/d for the same period in 2010, representing a 30% increase.  Total crude oil, condensate and NGLs averaged approximately 37% of sales volumes for the three months ended September 30, 2011 compared to 26% of sales volumes in the same period in 2010.  The increase in sales is primarily a result of a year over year increased capital program and the associated drilling success achieved in the Cardium and Notikewin resource plays.  Capital expenditures on exploration and development for the year ended December 31, 2009 were $15.8 million, compared to $98.4 million for the same period in 2010.  By comparison, Bellatrix’s capital expenditures on exploration and development before drilling credits for the nine months ended September 30, 2011 were $129.2 million compared to $66.6 million for the same period in 2010.

Sales Volumes

		Three months ended September 30,		Nine months ended September 30,
		2011	2010	2011	2010
Light oil and condensate	(bbls/d)	3,365	1,273	3,245	1,178
NGLs	(bbls/d)	803	653	684	555
Heavy oil	(bbls/d)	245	451	313	389
Total crude oil, condensate and NGLs	(bbls/d)	4,413	2,377	4,242	2,122

Natural gas	(mcf/d)	44,546	40,452	41,710	35,386

Total boe/d	(6:1)	11,837	9,119	11,194	8,020

In the first nine months of 2011, Bellatrix has drilled or participated in a total of 42 gross (27.19 net) successful wells consisting of 31 gross (22.35 net) oil wells and 11 gross (4.84 net) liquids rich gas wells.  The Company drilled 14 gross (10.97 net) light oil wells and 5 gross (2.44 net) liquids rich gas wells in the third quarter of 2011.

By comparison, Bellatrix drilled or participated in 34 gross (20.97 net) wells in the first nine months of 2010.

For the three months ended September 30, 2011, crude oil, condensate and NGL sales volumes increased by approximately 86% averaging 4,413 bbl/d compared to 2,377 bbl/d in the same period in 2010.  For the nine months ended September 30, 2011, crude oil, condensate and NGL sales volumes doubled, averaging 4,242 bbl/d compared to 2,122 bbl/d in the same period in 2010.  For the three and nine months ended September 30, 2011, the weighting towards crude oil, condensate and NGLs increased by approximately 11% and 12%, respectively, compared to the same period in 2010.  For the three and nine months ended September 30, 2011, sales volumes for crude oil, condensate and NGLs averaged approximately 37% and 38%, respectively, of total sales volumes compared to an average of approximately 26% of total sales volumes in the same periods in 2010.  The increase is a direct result of the Company’s efforts to balance production by exploiting the Company’s crude oil drilling locations.  In comparison, crude oil, condensate and NGL sales volumes remained comparable to the 4,450 bbl/d in the second quarter of 2011.

Sales of natural gas averaged 44.5 Mmcf/d for the third quarter of 2011, compared to 40.5 Mmcf/d in the same 2010 period, an increase of approximately 10%.  The weighting towards natural gas sales volumes averaged approximately 63% for the three months ended September 30, 2011 compared to 74% in the same period in 2010.  For the nine months ended September 30, 2011, sales of natural gas averaged 41.7 Mmcf/d, an increase of approximately 18% from the average sales volume of 35.4 Mmcf/d in the same 2010 period.

Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2011 budget is anticipated to provide 2011 average daily production of approximately 12,000 boe/d.

Bellatrix has a capital expenditure program for 2011 of $170 million.  Bellatrix estimates exit production guidance for 2011 of 15,000 boe/d.  The 2011 capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Notikewin resource plays.

In the fourth quarter of 2011, Bellatrix plans to drill 12 gross (7.99 net) wells consisting of 9 gross (7.04 net) Cardium oil wells and 3 gross (0.95 net) Notikewin condensate rich gas wells.

Commodity Prices

Average Commodity Prices

	Three months ended September 30,			Nine months ended September 30,
	2011	2010	% Change	2011	2010	% Change

Average exchange rate (US$/Cdn$)	1.0197	0.9623	6	1.0224	0.9656	6

Crude oil:
WTI (US$/bbl)	89.54	76.14	18	95.48	77.70	23
Edmonton par — light oil ($/bbl)	92.45	74.44	24	94.32	76.73	23
Bow River — medium/heavy oil ($/bbl)	71.90	64.09	12	75.25	67.98	11
Hardisty Heavy — heavy oil ($/bbl)	62.11	57.99	7	66.23	62.16	7
Bellatrix’s average prices ($/bbl)
Light crude oil and condensate	88.91	72.30	23	91.42	75.30	21
NGLs	51.74	31.37	65	53.10	38.63	37
Heavy crude oil	64.19	57.89	11	66.13	61.60	7
Total crude oil and NGLs	80.78	58.32	39	83.37	63.20	32
Total crude oil and NGLs (including risk management (1))	82.38	60.98	35	80.85	64.55	25

Natural gas:
NYMEX (US$/mmbtu)	4.05	4.25	(5)	4.21	4.52	(7)
AECO daily index (CDN$/mcf)	3.66	3.54	3	3.76	4.13	(9)
AECO monthly index (CDN$/mcf)	3.72	4.15	(10)	3.74	4.51	(17)
Bellatrix’s average price ($/mcf)	3.91	3.81	3	3.97	4.33	(8)
Bellatrix’s average price (including risk management(1)) ($/mcf)	4.33	5.95	(27)	4.23	5.81	(27)

(1)Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For light oil and condensate, Bellatrix recorded an average $88.91/bbl before commodity price risk management contracts during the third quarter of 2011, 23% higher than the average price received in the same period in 2010.  In comparison, the Edmonton par price increased by 24% over the same period.  For light oil and condensate, Bellatrix recorded an average $91.42/bbl before commodity price risk management contracts during the nine months ended September 30, 2011, 21% higher than the average price received in the same period in 2010.  In comparison, the Edmonton par price increased by 23% over the same period.  The average WTI crude oil US dollar based price increased 23% in the first nine months of 2011 compared to the same period in 2010.  The average US$/CDN$ foreign exchange rate was 1.0224 for the nine months ended September 30, 2011 compared to 0.9656 in the same period in 2010.

For heavy crude oil, Bellatrix received an average price before transportation of $64.19/bbl in the 2011 third quarter, an increase of 11% over prices in the same 2010 period.  The Bow River reference price increased by 12% and the Hardisty Heavy reference price increased by 7% from the third quarter of 2010 to that in 2011.  For the nine months ended September 30, 2011, Bellatrix received an average price of $66.13/bbl for heavy crude oil, an increase of 7% when compared to the same period in 2010.  The Bow River reference price increased by 11% and the Hardisty Heavy reference price increased by 7% from the nine months ended September 30, 2010 to that in 2011. The majority of Bellatrix’s heavy crude oil density ranges between 11 and 16 degrees API consistent with the Hardisty Heavy reference price.

Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices.  During the 2011 third quarter, the AECO daily reference price increased by approximately 3% and the AECO monthly reference price decreased by approximately 10%, compared to the same period in 2010.  Bellatrix’s natural gas average sales price before commodity price risk management contracts for the 2011 third quarter increased by 3% compared to the same period in 2010.  During the nine months ended September 30, 2011, the AECO daily and monthly reference price decreased by approximately 9% and 17%, respectively, compared to the same period in 2010.  Bellatrix’s natural gas average sales price before commodity price risk management contracts for the nine months ended September 30, 2011 decreased by 8% compared to the same period in 2010.  Bellatrix’s natural gas average price after including commodity price risk management contracts for the three and nine months ended September 30, 2011 was $4.33/mcf and $4.23/mcf, respectively, compared to $5.95/mcf and $5.81/mcf for the three and nine months ended September 30, 2010, respectively.

Revenue

Revenue before other income, royalties and commodity price risk management contracts for the three month period ended September 30, 2011 was $48.8 million, 81% higher than the $26.9 million in the same period in 2010.  Revenue before other income, royalties and commodity price risk management contracts for the nine month period ended September 30, 2011 was $141.8 million, 81% higher than the $78.4 million in the same period in 2010.

Revenue before other income, royalties and commodity price risk management contracts for crude oil and NGLs for the three and nine months ended September 30, 2011 increased approximately 157% and 164%, respectively, as a result of higher sales volumes in conjunction with higher light crude oil, condensate and NGL prices when compared to the same period in 2010.  In the 2011 third quarter, total crude oil, condensate and NGL revenues contributed 67% of total revenue (before other) compared to 47% in the same period in 2010.  For the nine months ended September 30, 2011, total crude oil, condensate and NGL revenues contributed 68% of total revenue (before other) compared to 47% in the same period in 2010.  Light crude oil, condensate and NGL revenues in the three and nine months ended September 30, 2011 contributed 96% and 94%, respectively, of total crude oil, condensate and NGL revenue (before other) compared to 81% and 82% in the three and nine months ended September 30, 2010, respectively.

Revenue before other income, royalties and commodity price risk management contracts for natural gas for the three months ended September 30, 2011 increased approximately 13% compared to the same period in 2010 as a result of an approximate 10% increase in sales volumes in conjunction with a slight increase in pricing.  Although sales volumes for natural gas for the nine months ended September 30, 2011 have increased by approximately 18% in comparison to the same period in 2010, revenue before other income, royalties and commodity price risk management contracts for natural gas have only increased by approximately 8% as a result of weaker natural gas pricing in comparison to the same period in 2010.

	Three months ended September 30,		Nine months ended September 30,
($000s)	2011	2010	2011	2010
Light crude oil and condensate	27,527	8,466	80,987	24,214
NGLs	3,822	1,883	9,920	5,850
Heavy oil	1,443	2,407	5,662	6,550
Crude oil and NGLs	32,792	12,756	96,569	36,614
Natural gas	16,022	14,183	45,191	41,783
Total revenue before other	48,814	26,939	141,760	78,397
Other (1)	331	405	1,364	1,450
Total revenue before royalties and risk management	49,145	27,344	143,124	79,847

(1) Other revenue primarily consists of processing and other third party income.

Revenues for the remainder of 2011 are currently expected to be higher than the corresponding period in 2010 due to expected increased sales volumes and higher crude oil prices.  While sales volumes and crude oil and liquid prices for 2011 are expected to be higher than 2010, natural gas prices remain relatively weak.

Commodity Price Risk Management

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of eighteen months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as, to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities.  The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program.  Any remaining production is realized at market prices.

A summary of the financial commodity price risk management volumes and average prices by quarter currently outstanding as of November 9, 2011 is shown in the following tables:

Natural gas

Average Volumes (GJ/d)

Q4 2011
Fixed	11,739
Total GJ/d	11,739

Average Price ($/GJ AECO C)

Q4 2011
Fixed	4.85

Crude oil and liquids

Average Volumes (bbls/d)

Q4 2011
Fixed (CDN$/bbl)	1,500
Fixed (US$/bbl)	1,500
Total bbls/d	3,000

Average Price ($/bbl WTI)

Q4 2011
Fixed price (CDN$/bbl)	88.45
Fixed Price (US$/bbl)	93.87

Average Volumes (bbls/d)

	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Call option	833	833	833	833
Fixed price (CDN$/bbl)	3,000	3,000	3,000	3,000
Total bbls/d	3,833	3,833	3,833	3,833

Average Price ($/bbl WTI)

	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Call option (ceiling price) (US$/bbl)	110.00	110.00	110.00	110.00
Fixed price (CDN$/bbl)	92.30	92.30	92.30	92.30

Included in the above natural gas table is a fixed price contract of $6.30/GJ at 5,000 GJ/d from May 1, 2011 to December 31, 2011 which was funded by selling a call option of 833 bbl/d at US$110.00 for the 2012 calendar year.  Bellatrix has recently added three fixed price contracts that provide for a total of 3,000 bbl/d of crude oil at an average price of $92.30/bbl for the 2012 calendar year.

As of September 30, 2011, the fair value of Bellatrix’s outstanding commodity contracts is a net unrealized asset of $7.0 million as reflected in the financial statements.  The fair value or mark-to-market value of these contracts is based on the estimated amount that would have been received or paid to settle the contracts as at September 30, 2011 and may be different from what will eventually be realized.  Changes in the fair value of the commodity contracts are recognized in the Consolidated Statements of Comprehensive Income within the financial statements.

The following is a summary of the gain (loss) on commodity contracts for the three and nine months ended September 30, 2011 and 2010 as reflected in the Consolidated Statements of Comprehensive Income in the financial statements:

Commodity contracts

($000s)	Crude Oil & Liquids	Natural Gas	Q3 2011 Total	Q3 2010 Total
Realized cash gain on contracts	651	1,741	2,392	8,534
Unrealized gain (loss) on contracts (1)	9,848	(1,292)	8,556	(6,807)
Total gain on commodity contracts	10,499	449	10,948	1,727

Commodity contracts

($000s)	Crude Oil & Liquids	Natural Gas	YTD 2011 Total	YTD 2010 Total
Realized cash gain (loss) on contracts	(2,922)	2,997	75	15,135
Unrealized gain (loss) on contracts (1)	9,292	1,484	10,776	(2,685)
Total gain on commodity contracts	6,370	4,481	10,851	12,450

(1)Unrealized gain (loss) commodity contracts represent non-cash adjustments for changes in the fair value of these contracts during the period.

Royalties

For the three months ended September 30, 2011, total royalties were $8.6 million compared to $5.1 million incurred in the same 2010 period.  Overall royalties as a percentage of revenue (after transportation costs) in the third quarter of 2011 were 18%, compared with 20% in the same 2010 period.  For the nine months ended September 30, 2011 total royalties were $25.9 million compared to $15.3 million in the same 2010 period.

The decrease in light oil, condensate and NGLs royalties’ percentage from the three and nine month periods of 2011 compared to 2010 periods is primarily due to increased production from recently drilled light oil wells which take advantage of Alberta royalty incentive programs.  The heavy oil royalty rate for the three and nine month periods of 2011 was higher compared to the 2010 periods as a result of the sale of Saskatchewan heavy oil assets with lower royalty rates in December 2010 and recently added heavy oil production in Frog Lake, Alberta with higher crown royalty rates.  Natural gas royalties for the third quarter of 2011 were impacted by $0.9 million of recoveries of Indian Oil and Gas Canada royalties as a result of audit amendments on certain areas for the 2005 to 2010 years.  Excluding these royalty amendment recoveries, the average royalty rate percentage for the third quarter of 2011 would be 19% for natural gas and 20% for all commodities.

Royalties by Commodity Type

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2011	2010	2011	2010
Light crude oil, condensate and NGLs	6,353	2,567	16,942	7,688
$/bbl	16.57	14.49	15.80	16.25
Average light crude oil, condensate and NGLs royalty rate (%)	21	25	19	26

Heavy Oil	418	350	2,642	1,296
$/bbl	18.54	8.42	30.92	12.18
Average heavy oil royalty rate (%)	29	15	47	20

Natural Gas	1,815	2,225	6,338	6,285
$/mcf	0.44	0.60	0.56	0.65
Average natural gas royalty rate (%)	12	17	15	16

Total	8,586	5,142	25,922	15,269
$/boe	7.88	6.13	8.48	6.97
Average total royalty rate (%)	18	20	19	20

Royalties, by Type

	Three months ended September 30,		Nine months ended September 30,
($000s)	2011	2010	2011	2010
Crown royalties	2,776	2,142	9,461	5,200
Indian Oil and Gas Canada royalties	2,763	1,462	6,089	2,670
Freehold & GORR	3,047	1,538	10,372	7,399
Total	8,586	5,142	25,922	15,269

Expenses

	Three months ended September 30,		Nine months ended September 30,
($000s)	2011	2010	2011	2010
Production	12,748	9,761	36,226	27,557
Transportation	1,462	950	4,138	2,635
General and administrative	3,423	2,400	8,590	7,651
Interest and financing charges[1]	1,730	1,373	5,299	5,766
Share-based compensation	568	495	2,083	1,118

1Does not include financing charges in relation to the Company’s unwinding of decommissioning liabilities.

Expenses per boe

	Three months ended September 30,		Nine months ended September 30,
($ per boe)	2011	2010	2011	2010
Production	11.71	11.63	11.85	12.59
Transportation	1.34	1.13	1.35	1.20
General and administrative	3.14	2.86	2.81	3.49
Interest and financing charges	1.59	1.64	1.73	2.63
Share-based compensation	0.52	0.59	0.68	0.51

Production Expenses

For the three and nine months ended September 30, 2011, production expenses totaled $12.7 million ($11.71/boe) and $36.2 million ($11.85/boe), respectively, compared to $9.8 million ($11.63/boe) and $27.6 million ($12.59/boe) recorded in the same period in 2010, respectively.  Production expenses on a per boe basis for the third quarter of 2011 are comparable to those in the same period in 2010.  Production expenses for the third quarter of 2011, in comparison to the second quarter of 2011 are approximately $0.6 million higher as a result of wet conditions experienced in the West Central Alberta area.  For the nine months ended September 30, 2011, production expenses increased overall but decreased on a per boe basis when compared to the same period in 2010.  The decrease in production expenses in 2011 on a boe basis is due to increased production which is a result of 2010 and continued 2011 drilling in areas with lower production expenses and the Company’s continued efforts to streamline operations and field optimization projects.

Bellatrix is targeting operating costs of approximately $51.6 million ($11.78/boe) in 2011.  This is based upon assumptions of estimated 2011 average production of approximately 12,000 boe/d, continued field optimization work and planned capital expenditures in producing areas which are anticipated to have lower operating costs.

Production Expenses, by Commodity Type

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2011	2010	2011	2010
Light crude oil, condensate and NGLs	5,238	2,517	14,553	7,917
$/bbl	13.66	14.21	13.57	16.74

Heavy oil	782	1,022	2,016	1,972
$/bbl	34.69	24.60	23.59	18.55

Natural gas	6,728	6,222	19,657	17,668
$/mcf	1.64	1.67	1.73	1.83

Total	12,748	9,761	36,226	27,557
$/boe	11.71	11.63	11.85	12.59

Total	12,748	9,761	36,226	27,557
Processing and other third party income (1)	(331)	(405)	(1,364)	(1,450)
Total after deducting processing and other third party income	12,417	9,356	34,862	26,107
$/boe	11.40	11.15	11.41	11.92

(1)    Processing and other third party income is included within petroleum and natural gas sales on the Consolidated Statements of Comprehensive Income.

Transportation

Transportation expenses for the three and nine months ended September 30, 2011 were $1.5 million ($1.34/boe) and $4.1 million ($1.35/boe), respectively, compared to $1.0 million ($1.13/boe) and $2.6 million ($1.20/boe) in the same 2010 periods, respectively.  This is reflective of reduced gas transportation fees as a result of acquiring an ownership interest in certain processing facilities earlier in 2011, offset somewhat by some increased oil hauling charges.

Operating Netback

Field Operating Netback — Corporate (before risk management)

	Three months ended September 30,		Nine months ended September 30,
($/boe)	2011	2010	2011	2010
Sales	44.82	32.11	46.39	35.81
Transportation	(1.34)	(1.13)	(1.35)	(1.20)
Royalties	(7.88)	(6.13)	(8.48)	(6.97)
Production expense	(11.71)	(11.63)	(11.85)	(12.59)
Field operating netback	23.89	13.22	24.71	15.05

For the third quarter of 2011, corporate field operating netback (before commodity price risk management contracts) was $23.89/boe compared to $13.22/boe in the same 2010 period.  The improved netback was primarily the result of an approximate 14% increase in the average sales volumes weighted toward light oil, condensate and natural gas liquids, in conjunction with an increase in commodity prices offset by an increase in transportation, royalties and production expenses.  After including commodity price risk management contracts, the corporate field operating netback for the third quarter of 2011 was $26.09/boe compared to $23.39/boe in the same 2010 period.  In comparison, second quarter 2011 corporate field operating netback (before commodity price risk management contracts) was $26.70/boe.  For the nine months ended September 30, 2011, corporate field operating netback (before commodity price risk management contracts) was $24.71/boe compared to $15.05/boe in the same 2010 period.  The higher netback is similarly the result of an approximate 13% increase in the average sales volumes weighted toward light oil, condensate and natural gas liquids in combination with an increase in prices for all commodities with the exception of natural gas, as well as a decrease in production expenses offset by an increase in royalties and transportation expenses.  After including commodity price risk management contracts, the corporate field operating netback for the first nine months of 2011 was $24.72/boe compared to $21.96/boe in the same 2010 period.

Field Operating Netback — Crude Oil, Condensate and NGLs (before risk management)

	Three months ended September 30,		Nine months ended September 30,
($/bbl)	2011	2010	2011	2010
Sales	80.77	58.32	83.39	63.20
Transportation	(1.96)	(0.65)	(1.99)	(0.87)
Royalties	(16.68)	(13.33)	(16.91)	(15.51)
Production expense	(14.83)	(16.18)	(14.31)	(17.07)
Field operating netback	47.30	28.16	50.18	29.75

Field operating netback for crude oil, condensate and NGLs averaged $47.30/bbl for the three month period ended September 30, 2011, up 68% compared to $28.16/bbl for the same period in 2010.  The significant increase is primarily due to the combination of higher average sales volumes for light oil, condensate and NGLs and an increase in commodity prices for crude oil, condensate and NGLs.  The weighting toward light oil, condensate and NGLs sales volumes for the third quarter 2011 increased approximately 14% in comparison to the same period in 2010.  Bellatrix’s combined crude oil and NGLs average price (before risk management) for the third quarter of 2011 increased approximately 39% compared to the same period in 2010.  A reduction in production expenses also contributed to the higher netback, which was partially offset by an increase in transportation and royalties.  After including commodity price risk management contracts, field operating netback for crude oil and NGLs for the third quarter in 2011 was $48.91/boe compared to $30.81/boe in the same period in 2010.  In comparison, second quarter 2011 operating netback for crude oil, condensate and NGLs (before commodity price risk management contracts) was $55.86/boe.  For the nine months ended September 30, 2011, field operating netback for crude oil, condensate and NGLs averaged $50.18/bbl, up 69% from the $29.75/bbl for the comparative 2010 period.  The significant increase is similarly due to an increase in average sales volumes for light oil, condensate and NGLs, in conjunction with improved pricing for crude oil, condensate and NGLs and a reduction in production expenses, partially offset by an increase in transportation and royalties.  After including commodity price risk management contracts, field operating netback for crude oil and NGLs for the nine months ended September 30, 2011 was $47.65/boe compared to $30.10/boe in the same period in 2010.

Field Operating Netback — Natural Gas (before risk management)

	Three months ended September 30,		Nine months ended September 30,
($/mcf)	2011	2010	2011	2010
Sales	3.91	3.81	3.97	4.33
Transportation	(0.16)	(0.22)	(0.16)	(0.22)
Royalties	(0.44)	(0.60)	(0.56)	(0.65)
Production expense	(1.64)	(1.67)	(1.73)	(1.83)
Field operating netback	1.67	1.32	1.52	1.63

Field operating netback for natural gas in the third quarter of 2011 increased 27% to $1.67/mcf, compared to $1.32/mcf in the same period in 2010, reflecting slightly improved natural gas prices, lower transportation, royalties and production expenses.  After including commodity price risk management contracts, field operating netback for natural gas for the three month period ended September 30, 2011 was $2.09/mcf compared to $3.46/mcf in the same period in 2010.  In comparison, second quarter 2011 operating netback for natural gas (before commodity price risk management contracts) was $1.45/boe.  For the nine months ended September 30, 2011, field operating netback for natural gas decreased approximately 7% to $1.52/mcf when compared to the same period in 2010.  The decrease is primarily a result of weaker year over year natural gas prices which was slightly offset by a reduction in transportation, royalties and production expenses.  After including commodity price risk management contracts, field operating netback for natural gas for the nine months ended September 30, 2011 was $1.79/mcf compared to $3.11/mcf in the same period in 2010.

General and Administrative

General and administrative (“G&A”) expenses (after capitalized G&A and recoveries) for the three and nine month period ended September 30, 2011 were $3.4 million ($3.14/boe) and $8.6 million ($2.81/boe), respectively, compared to $2.4 million ($2.86/boe) and $7.7 million ($3.49/boe) for the same period in 2010, respectively.  The increase in the G&A expense for the third quarter of 2011 from the same period in 2010 reflects higher compensation and base costs and a reduction in recoveries, partially offset by an increase in capitalized G&A which are consistent with Bellatrix’s higher 2011 capital program.  For the nine months ended September 30, 2011, G&A expenses have increased when compared to the same 2010 period as a result of higher compensation and base costs, partially offset by an increase in capitalized G&A and recoveries which is consistent with the Company’s higher 2011 capital program.  G&A per boe for the nine months ended September 30, 2011 decreased approximately 19% when compared to the same period in 2010 primarily as a result of higher average sales volumes.

For 2011, the Company is anticipating G&A costs after capitalization to be approximately $12.0 million ($2.74/boe) based on estimated 2011 average production volumes of approximately 12,000 boe/d.

General and Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2011	2010	2011	2010
Gross expenses	4,419	3,522	13,547	10,338
Capitalized	(867)	(517)	(2,620)	(1,465)
Recoveries	(129)	(605)	(2,337)	(1,222)
G&A expenses	3,423	2,400	8,590	7,651
G&A expenses, per unit ($/boe)	3.14	2.86	2.81	3.49

Interest and Financing Charges

Bellatrix recorded $1.7 million of interest and financing charges related to bank debt and its debentures for the three months ended September 30, 2011 compared to $1.3 million in the same period in 2010.  The increase in interest and financing charges for the third quarter of 2011 in comparison to the third quarter of 2010 is primarily a result of a higher average debt balance as in the third quarter of 2010, Bellatrix used the proceeds of its flow-through share offering of $20.0 million to temporarily reduce outstanding debt.

For the nine months ended September 30, 2011, the Company recorded $5.3 million of interest and financing charges related to bank debt and its debentures compared to $5.8 million in the same 2010 period.  The decrease in interest and financing charges is primarily due to lower interest and accretion charges in relation to the Company’s outstanding debentures, partially offset by higher interest charges related to the Company’s long-term debt as the Company carried a higher average debt balance in the nine months ended September 30, 2011 compared to the same period in 2010.  Bellatrix’s total net debt at September 30, 2011 of $101.3 million includes the $48.7 million liability portion of its $55 million principal amount of convertible unsecured subordinated debentures (the “4.75% Debentures”), $37.4 million of bank debt and the net balance of a working capital deficiency.  The 4.75% Debentures have a maturity date of April 30, 2015.

Interest and Financing Charges(1)

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2011	2010	2011	2010
Interest and financing charges	1,730	1,373	5,299	5,766
Interest and financing charges ($/boe)	1.59	1.63	1.73	2.63

(1)Does not include financing charges in relation to the Company’s unwinding of decommissioning liabilities

Debt to Funds Flow from Operations Ratio

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2011	2010	2011	2010

Debt to funds flow from operations(1) ratio annualized(3)
Funds flow from operations(1) (annualized)	98,856	65,368	85,489	49,533
Total net debt (2) at period end	101,336	77,137	101,336	77,137
Total net debt to periods funds flow from operations ratio annualized(3)	1.1x	1.2x	1.2x	1.6x

Net debt (2) (excluding convertible debentures) at period end	52,644	29,891	52,644	29,891
Net debt to periods funds flow from operations ratio annualized (3)	0.6x	0.5x	0.6x	0.6x

Debt to funds flow from operations(1) ratio (trailing)(4)
Funds flow from operations(1) ratio trailing	80,459	44,831	80,459	44,831
Total net debt (2) to funds flow from operations trailing	1.3x	1.7x	1.3x	1.7x

Net debt (2) (excluding convertible debentures) to funds flow from operations for the period	0.7x	0.7x	0.7x	0.7x

(1) As detailed previously in this Management’s Discussion and Analysis, funds flow from operations is a term that does not have any standardized meaning under GAAP.  Funds flow from operations is calculated as cash flow from operating activities, decommissioning costs incurred and changes in non-cash working capital incurred.  Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.

(2) Net debt and total net debt are considered non-GAAP terms.  The Company’s calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligation and the deferred tax liability.  Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligation.  Net debt also excludes the liability component of convertible debentures.   Total net debt and net debt are non-GAAP measures; refer to the following reconciliation of total liabilities to total net debt and net debt.

(3)Total net debt and net debt to periods funds flow from operations ratio (annualized) is calculated based upon third quarter and year to date funds flow from operations annualized.

(4) Trailing periods funds flow from operations ratio annualized is based on the twelve-months period ended September 30, 2011 and September 30, 2010.

Reconciliation of Total Liabilities to Total Net Debt and Net Debt

	As at September 30,
($000s, except where noted)	2011	2010
Total liabilities per financial statements	185,463	155,982
Current liabilities included within working capital calculation	(54,511)	(34,510)
Deferred liability — flow-through shares	(434)	(3,768)
Commodity contract liability	(199)	—
Decommissioning Liabilities	(42,918)	(41,936)
Finance lease obligation	(1,330)	—

Working Capital
Current assets	(45,445)	(33,830)
Current liabilities	54,511	34,510
Current portion of finance lease	(151)	—
Net commodity contract asset	6,350	689
	15,265	1,369
Total net debt	101,336	77,137
Convertible debentures	(48,692)	(47,246)
Net debt	52,644	29,891

Share-Based Compensation

Non-cash share-based compensation expense for the three months ended September 30, 2011 was an expense of $0.6 million compared to $0.5 million in the same period in 2010.   Non-cash share-based compensation expense for the nine months ended September 30, 2011 was an expense of $2.1 million compared to $1.1 million in the same period in 2010.  The increase in non-cash share-based compensation expense for the nine months ended September 30, 2011 compared to the same period in 2010 is primarily a result of an increase in share options granted at a higher weighted average fair value as well as a $0.6 million expense related to the Deferred Share Unit Plan (the “Plan”) which was approved by the Board of Directors of Bellatrix on May 11, 2011.  The Plan allows the Company to grant to non-employee directors Deferred Share Units (“DSUs”), each DSU being a right to receive, on a deferred payment basis, a cash payment equivalent to the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the redemption date of such DSU.  Participants of the Plan may also elect to receive their annual remuneration in the form of DSUs in lieu of cash.  Subject to Toronto Stock Exchange and shareholder approval, Bellatrix may elect to deliver common shares from treasury in satisfaction in whole or in part of any payment to be made upon the redemption of the DSUs.  The DSUs vest immediately and must be redeemed by December 1st of the calendar year immediately following the year in which the participant ceases to hold all positions with Bellatrix or earlier if the participant elects to have the DSUs redeemed at an earlier date (provided that the DSUs may not be redeemed prior to the date that the participant ceases to hold all positions with Bellatrix).  The Plan was adopted to better align non-employee directors remuneration with that of shareholders.  On a go forward basis, it is intended that in the event of a share based award, non-employee directors would receive DSU grants instead of share option grants as has been the past practice.

Depletion and Depreciation

Depletion and depreciation expense for the three and nine months ended September 30, 2011 was $15.8 million ($14.52/boe) and $45.8 million ($14.98/boe), respectively, compared to $12.7 million ($15.13/boe) and $33.9 million ($15.50/boe) in the same period in 2010, respectively.  The increase in depletion and depreciation expense is primarily a result of a higher cost base and increase future development costs, partially offset by an increase in the reserve base used for the depletion calculation.  The depletion and depreciation for the three and nine months ended September 30, 2011 on a per boe basis has decreased in comparison to the 2010 comparative period as a result of higher average sales volumes.

For the three months ended September 30, 2011 Bellatrix has included a total $159.8 million (2010: $90.1 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $34.9 million (2010: $27.9 million) for estimated salvage.

Depletion and Depreciation

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2011	2010	2011	2010
Depletion and Depreciation	15,815	12,694	45,764	33,942
Per unit ($/boe)	14.52	15.13	14.98	15.50

Income Taxes

Deferred income taxes arise from differences between the accounting and tax bases of the Company’s assets and liabilities.  For the nine months ended September 30, 2011, the Company recognized a deferred income tax expense of $4.8 million compared to an expense of $0.04 thousand in the same period in 2010.

As at September 30, 2011, the Company had a total net deferred tax asset balance of $7.5 million.  IFRS requires that a deferred tax asset be recorded when the tax pools exceeds the book value of assets, to the extent the amount is probable to be realized.

At September 30, 2011, Bellatrix had approximately $499 million in tax pools available for deduction against future income as follows:

($000s)	Rate %	2011	2010
Intangible resource pools:
Canadian exploration expenses	100	43,000	44,000
Canadian development expenses	30	322,000	264,000
Canadian oil and gas property expenses	10	24,000	16,000
Foreign resource expenses	10	1,000	1,000
Attributed Canadian Royalty Income	100 (Alberta)	16,000	16,000
Undepreciated capital cost	6 – 55(1)	79,000	95,000
Non-capital losses (expire through 2027)	100	10,000	—
Financing costs	20 straight line	4,000	3,000
		499,000	439,000

(1) Approximately $75 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

As a result of the issuance of the common shares issued on a “flow-through” basis (“Flow-Through Shares”) on August 12, 2010, Bellatrix is committed to incur approximately $20.0 million in qualifying Canadian Exploration Expenses (“CEE”) on or prior to December 31, 2011.  As of September 30 2011, Bellatrix has satisfied approximately $17.7 million of this commitment, reducing its remaining commitment to $2.3 million.  Bellatrix expects to satisfy the remaining $2.3 million commitment prior to December 31, 2011.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit (Loss)

As detailed previously in this Management’s Discussion and Analysis, funds flow from operations is a term that does not have any standardized meaning under GAAP.  Funds flow from operations is calculated as cash flow from operating activities before realization of imputed interest costs on the 7.5% convertible unsecured subordinated debentures (the “7.5% Debentures”), decommissioning costs incurred and changes in non-cash working capital incurred.

Reconciliation of Cash Flow from Operating Activities and Funds Flow from Operations

	Three months ended September 30,		Nine months ended September 30,
($000s)	2011	2010	2011	2010
Cash flow from operating activities	28,023	13,466	67,566	32,987
Realization of imputed interest costs on 7.5% Debentures	—	—	—	5,050
Decommissioning costs incurred	(87)	304	383	907
Change in non-cash working capital	(3,972)	2,572	(3,832)	(1,794)
Funds flow from operations	23,964	16,342	64,117	37,150

Bellatrix’s cash flow from operating activities of $28.0 million ($0.24 per diluted share) for the three months ended September 30, 2011 increased approximately 108% from the $13.5 million ($0.14 per diluted share) generated in the same 2010 period.  Bellatrix generated funds flow from operations of $24.0 million ($0.21 per diluted share) for the three months ended September 30, 2011, up 47% from $16.3 million ($0.17 per diluted share) for the same period in 2010.  The increase in cash flow from operating activities and funds flow from operations for the third quarter of 2011 compared to the third quarter of 2010 was primarily the result of higher operating netbacks due to an increase in the average sales volumes weighted toward light oil, condensate and natural gas liquids in combination with higher overall commodity pricing, primarily for crude oil, condensate and NGLs.  The increase between quarters was partially offset by a reduction in realized gains on the Company’s commodity risk management contracts, an increase in G&A and interest and finance charges.  Similarly, cash flow from operating activities and funds flow from operating activities for the nine month period ended September 30, 2011 of $67.6 million ($0.61 per diluted share) and $64.1 million ($0.58 per diluted share), respectively, increased 105% and 73%, respectively, when compared to the same period on 2010.  The increase is principally due to higher operating netbacks for crude oil, condensate and NGLs as the weighting toward light oil, condensate and natural gas liquids’ sales volumes increased in combination with improved pricing for crude oil, condensate and NGLs and a reduction in interest and finance charges.  The increase is partially offset by lower realized gains on the Company’s commodity risk management contracts and higher G&A charges.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations.  Unrealized mark—to—market gains or losses are non-cash adjustments to the current fair market value of the contract over its entire term and are included in the calculation of net profit.

The net profit for the three month period ended September 30, 2011 was $0.8 million ($0.01 per diluted share) compared to a net loss of $2.5 million ($0.03 per diluted share) for the same period in 2010.  The net profit recorded in the third quarter of 2011 compared to the net loss in the third quarter of 2010 is primarily a consequence of higher cash flows as noted above and a $15.4 million non-cash difference between a $6.8 million unrealized loss on commodity risk management contracts in Q3 2010 compared to a $8.6 million unrealized gain on commodity risk management contracts recorded in Q3 2011 and a $0.6 million additional gain on dispositions, offset partially by $3.1 million of additional depletion and depreciation expense, a $14.6 million non-cash impairment loss on oil and gas properties and a $1.0 million increase in deferred tax expense.  The net profit for the nine month period ended September 30, 2011 was $7.6 million ($0.07 per diluted share) compared to a net loss of $4.9 million ($0.05 per diluted share) for the same period in 2011.  The net profit recorded in the first nine months of 2011 compared to the net loss in the same period in 2010 is primarily a consequence of higher cash flows, a $13.5 million non-cash difference between a $2.7 million unrealized loss on commodity risk management contracts in the nine months ended September 30, 2010 compared to a $10.8 million unrealized gain on commodity risk management contracts recorded in the same period in 2011, a $0.7 million increase in gains on dispositions, offset by $11.9 million increase in depletion and depreciation charges, a $14.6 million non-cash impairment loss on oil and gas properties and a $5.3 million increase in deferred taxes.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit (Loss)

	Three months ended September 30,		Nine months ended September 30,
($000s, except per share amounts)	2011	2010	2011	2010
Cash flow from operating activities	28,023	13,466	67,566	32,987
Basic ($/share)	0.26	0.14	0.66	0.35
Diluted ($/share)	0.24	0.14	0.61	0.35
Funds flow from operations	23,964	16,342	64,117	37,150
Basic ($/share)	0.22	0.17	0.62	0.39
Diluted ($/share)	0.21	0.17	0.58	0.39
Net profit (loss)	820	(2,546)	4,794	(4,928)
Basic ($/share)	0.01	(0.03)	0.07	(0.05)
Diluted ($/share)	0.01	(0.03)	0.07	(0.05)

Capital Expenditures

Bellatrix invested $44.4 million on exploration and development activities (before drilling credits) during the third quarter of 2011 compared to $30.1 million in the same 2010 period.  The increase in these expenditures during the period is consistent with the higher capital budget for 2011.

Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,
($000s)	2011	2010	2011	2010
Lease acquisitions and retention	5,160	85	15,324	337
Geological and geophysical	72	24	390	696
Drilling and completion costs	34,762	28,736	96,855	59,122
Facilities and equipment	4,371	1,566	16,612	6,476
	44,365	30,411	129,181	66,631
Drilling incentive credits	(272)	(315)	(827)	(3,128)
Exploration and development(1)	44,093	30,096	128,354	63,503
Corporate (2)	60	327	222	362
Property acquisitions	74	—	3,723	3,187
Total capital expenditures — cash	44,227	30,423	132,299	67,052
Property dispositions — cash	(4,140)	(7)	(4,181)	(587)
Total net capital expenditures — cash	40,087	30,416	128,118	66,465
Other — non-cash (3)	3,457	1,113	4,410	2,694
Total net capital expenditures	43,544	31,529	132,528	69,159

(1)       Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2)       Corporate costs include office furniture, fixtures and equipment and other costs.

(3)       Other includes non-cash adjustments for current period’s decommissioning liabilities and share based compensation.

In the first nine months of 2011, Bellatrix has drilled or participated in a total of 42 gross (27.19 net) successful wells consisting of 31 gross (22.35 net) oil wells and 11 gross (4.84 net) liquids rich gas wells.  The Company drilled 14 gross (10.97 net) light oil wells and 5 gross (2.44 net) liquids rich gas wells in the third quarter of 2011.

For the year to date, Bellatrix has added 40 gross and net contiguous sections in the Ferrier area which includes highly prospective Cardium and Duvernay mineral rights.  During the first quarter of 2011, Bellatrix entered into an agreement to acquire 20 net sections of Cardium rights.  In August 2011, Bellatrix added an additional 20 gross and net contiguous sections in the Ferrier area.

By comparison, Bellatrix drilled or participated in 34 gross (20.97 net) wells in the first nine months of 2010.

The $44.2 million capital program, for the three months ended September 30, 2011 was financed with funds flow from operations and bank debt.  The $132.3 million capital program for the nine months ended September 30, 2011 was financed from funds flow from operations, proceeds from the May 2011 offering and bank debt.

Based on the current economic conditions and Bellatrix’s operating forecast for 2011, the Company budgets a capital program of $170 million funded from the Company’s cash flows, proceeds from the May 2011 offering and to the extent necessary, bank indebtedness.  The 2011 capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Notikewin resource plays.

Impairment of Assets

The Company calculates an impairment test in accordance with IFRS.  If there are indicators of impairment, the impairment test is performed at the asset or cash generating unit (“CGU”) level.  IAS 36 — “Impairment of Assets” (“IAS 36”) is a one step process for testing and measuring impairment of assets.  Under IAS 36, the asset or CGU’s carrying value is compared to the higher of: value-in-use and fair value less costs to sell.  Value in use is defined as the present value of future cash flows expected to be derived from the asset or CGU.

As at September 30, 2011, Bellatrix performed an impairment test in accordance with IAS 36 resulting in an excess of the carrying value of two non-core CGUs over their recoverable amount.  The Company’s South East Alberta CGU and the remaining properties within its Meekwap CGU were impaired by $13.5 million and $1.1 million, respectively, resulting in a non-cash $14.6 million impairment loss recognized in the third quarter of 2011.  Bellatrix engaged an external reserve evaluator to prepare an updated corporate reserve report effective June 30, 2011.  Overall corporate proved and probable reserve volumes increased significantly in comparison to the prior reserve evaluation report effective as of December 31, 2010 as a result of the Company’s successful drilling program in its core West Central Alberta properties.  However, the reserves in respect of the South East Alberta CGU and the remaining properties within its Meekwap CGU were subject to significant reductions resulting in an indicator of impairment.  The reduction in the reserves for these CGUs was predominantly due to weak future natural gas prices which truncated the reserves.  The recoverable amount of these CGUs therefore decreased as a result of this reduction in the reserve base used in the impairment test.  The recoverable amount of the CGUs was estimated by applying a fair value metric to the corresponding CGU’s proved and probable reserves.  The fair value metric was based on merger and acquisition transactions on oil and gas properties similar to those owned by Bellatrix.

IAS 36 requires impairment losses to be reversed when there has been a subsequent increase in the recoverable amount.  In the case of an impairment loss reversal, the carrying amount of the asset or CGU is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or CGU for prior periods.

The impairment test is based upon fair market values for the Company’s properties, including but not limited to an updated external reserve engineering report which incorporates a full evaluation of reserves on an annual basis or internal reserve updates at quarterly periods, and the latest commodity pricing deck.  Estimating reserves is very complex, requiring many judgments based on available geological, geophysical, engineering and economic data.  Changes in these judgments could have a material impact on the estimated reserves.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes.

Decommissioning Liabilities

As at September 30, 2011, Bellatrix has recorded decommissioning liabilities of $42.9 million, compared to $38.7 million at December 31, 2010, for future abandonment and reclamation of the Company’s properties.  For the nine months ended September 30, 2011, the liability increased by $4.2 million as a result of $1.4 million incurred on property acquisitions and development activities, $0.7 million as a result of charges for the unwinding of the discount rates used for fair valuing the liabilities, and $2.8 million for changes in estimates, offset by a reduction of $0.3 million for liabilities reversed on dispositions and $0.4 million for liabilities settled during the period.  The $2.8 million increase as a result of a change in estimates is primarily due to a 1% drop in the average risk-free interest rates used to fair value the liability.

Liquidity and Capital Resources

As an oil and gas business, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent on the success of exploiting the Company’s existing asset base and in acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or reduced.

Bellatrix is focused on growing oil and natural gas production from its diversified portfolio of existing and emerging resource plays in Western Canada.  Bellatrix remains highly focused on key business objectives of maintaining financial strength, optimizing capital investments — attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term.  Bellatrix believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.  Bellatrix’s results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs.

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies.  Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with operating debt covenants.  Bellatrix is fully compliant with all of its operating debt covenants.

Bellatrix generally relies on operating cash flows and its credit facilities to fund capital requirements and provide liquidity.  Future liquidity depends primarily on cash flow generated from operations, existing credit facilities and the ability to access debt and equity markets.  From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs.  While Bellatrix recently completed a $55 million offering on a bought deal basis in May of 2011, there can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks.  Bellatrix sells substantially all of its production to six primary purchasers under standard industry sale and payment terms.  The most significant 60 day exposure to a single counterparty is currently approximately $15.0 million.  Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix reducing or mitigating its exposures to certain counterparties where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.  In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.  In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

During 2010, Bellatrix concentrated on executing its considerable drilling program and improving its balance sheet.  Bellatrix took advantage of several financial opportunities that improved the Company’s financial flexibility.  In 2011, Bellatrix continues to focus on its drilling program and maintaining a strong balance sheet.  In May 2011, Bellatrix closed an equity issuance of 9.8 million common shares on a bought deal basis at a price of $5.60 per share for gross proceeds of $55.0 million (net proceeds of $51.9 million after transaction costs).  The net proceeds from this financing were used to temporarily reduce outstanding indebtedness, thereby freeing up borrowing capacity that may be redrawn to fund Bellatrix’s ongoing capital expenditures program and general corporate purposes.

Total net debt levels of $101.3 million at September 30, 2011 have increased $13.9 million from $87.4 million at December 31, 2010, primarily as a consequence of an increase in a working capital deficiency as the Company executes its second half 2011 intensive capital program.  Total net debt includes the liability component of the 4.75% Debentures and excludes unrealized commodity contract assets and liabilities, deferred taxes, finance lease obligations, deferred liabilities and decommissioning liabilities.

Funds flow from operations represents 54% of the funding requirements for Bellatrix’s capital expenditures for the three months ended September 30, 2011.  The remainder has been funded through bank indebtedness.  For the nine months ended September 30, 2011, funds flow from operations represents 48% of the funding requirements for Bellatrix’s capital expenditures.  The remainder was financed with proceeds from the May 2011 offering and bank debt.

The Company’s credit facilities consist of a $15 million demand operating facility provided by a Canadian bank and a $125 million extendible revolving term credit facility provided by a Canadian bank and a Canadian financial institution.  Amounts borrowed under the credit facility will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate or LIBOR rate, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company’s debt to cash ratio.  The credit facilities are secured by a $400 million debenture containing a first ranking charge and security interest.  Bellatrix has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.  A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company’s debt to cash flow ratio.

The revolving period for the revolving term credit facility will end on June 26, 2012, unless extended for a further 364 — day period.  Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 26, 2012.  The Company’s borrowing base will be subject to re-determination on November 30, 2011. Thereafter, a semi-annual re-determination of the borrowing base will occur on May 30 and November 30 in each year prior to the maturity date.

As at September 30, 2011, approximately $102.6 million or 73% was undrawn under the existing credit facilities and is available to fund Bellatrix’s capital spending and operational requirements.

As an added layer of protection of its cash flows, Bellatrix has fixed contracts that provide for 1,500 bbl/d of crude oil at an average price of CAD$88.45/bbl and 1,500 bbl/d of crude oil at average price of US$93.87/bbl for the remainder of 2011.  In addition, the Company has fixed price contracts for natural gas that provide for 11,739 GJ/d at an average price of $4.85/GJ for the fourth quarter of 2011.  Included in the natural gas contracts for 2011 is a fixed price contract of $6.30/GJ at 5,000 GJ/d from May 1, 2011 to December 31, 2011 which was funded by selling a call option of 833 bbl/d at US$110.00 for the 2012 calendar year.  Bellatrix has recently added three fixed price contracts that provide for a total of 3,000 bbl/d of crude oil at an average price of $92.30/bbl for the 2012 calendar year.

Bellatrix currently has commitments associated with its credit facilities outlined above and the commitments outlined under the “Commitments” section.  Bellatrix continually monitors its capital spending program in light of the recent volatility with respect to commodity prices and Canadian dollar exchange rates with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and draws on Bellatrix’s credit facility, as necessary.  Bellatrix has the ability to fund its 2011 capital program of $170 million by utilizing cash flow, the proceeds of the May 2011 financing, and to the extent necessary, bank indebtedness.

As at October 31, 2011, Bellatrix had outstanding a total of 7,897,765 options exercisable at an average exercise price of $3.42 per share, $55.0 million principal amount of 4.75% Debentures convertible into common shares (at a conversion price of $5.60 per share) and 107,396,131 common shares.

Commitments

As at September 30, 2011, Bellatrix committed to drill 5 gross (3.94 net) wells pursuant to farm-in agreements.  Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $13.5 million.  In addition, on February 1, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill 3 gross (3.0 net) wells per year for 2012 to 2016 for a total estimated cost of approximately $52.5 million.  On August 4, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill between 5 to 10 gross and net wells per year for 2012 to 2016 for a total of 40 gross and net wells at an estimated total cost of approximately $140.0 million.

As a result of the issuance of the Flow-Through Shares on August 12, 2010, Bellatrix is committed to incur approximately $20.0 million in CEE on or before December 31, 2011.  As of September 30, 2011, the Company has incurred approximately $17.7 million on CEE, reducing its remaining commitment to $2.3 million.  Bellatrix expects to satisfy the remaining $2.3 million commitment prior to December 31, 2011.

The following are the contractual maturities of financial liabilities as at September 30, 2011:

Financial liability ($000s)	< 1 Year	1-2 Years	2-5 Years	Thereafter
Accounts payable and accrued liabilities(1)	$53,762	$—	$—	$—
Commodity contract liability	598	199	—	—
Bank debt — principal(2)	—	37,379	—	—
Convertible debentures — principal	—	—	55,000	—
Convertible debentures — interest(3)	2,620	2,612	4,130	—
Finance lease obligation	367	351	939	1,307
Total	$57,347	$40,541	$60,069	$1,307

(1)  As at September 30, 2011, $1.1 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.01 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2)  Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed.

(3)  The 4.75% Debentures outstanding at September 30, 2011 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.

The Company estimates the total undiscounted amount of cash flows required to settle its decommissioning liabilities to be approximately $41.5 million which is estimated to be incurred between 2013 and 2053.

Off-Balance Sheet Arrangements

The Company has certain fixed term lease agreements, including primarily office space leases, which were entered into in the normal course of operations.  All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease.  The lease agreements do not currently provide for early termination.  No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2011.

Business Prospects and 2011 Year Outlook

Bellatrix continues to develop its core assets and conducts exploration programs utilizing its large inventory of geological prospects.  As at September 30, 2011, Bellatrix has approximately 226,977 net undeveloped acres in Alberta, British Columbia and Saskatchewan with current estimated inventory of 900 net low risk development drilling locations including 400 net horizontal Cardium locations and 174 net horizontal Notikewin locations.  Year to date, Bellatrix has added 40 gross and net contiguous sections in the Ferrier area which includes highly prospective Cardium and Duvernay mineral rights.

Bellatrix has a 2011 capital expenditure budget of $170 million, which includes the $132.3 million spent in the first nine months of 2011 on capital expenditures.  Bellatrix will use cash flow, the proceeds of the May 2011 financing, and to the extent necessary, bank indebtedness to fund its 2011 capital expenditures budget.  The Company is estimating 2011 exit production of 15,000 boe/d.

Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, Bellatrix is maintaining the 2011 average production guidance of approximately 12,000 boe/d and an exit rate of 15,000 boe/d, despite the delay the Company has experienced in the execution of its second half 2011 capital program due to wet field conditions.

As an added layer of protection of its cash flows, Bellatrix has fixed contracts that provide for 1,500 bbl/d of crude oil at an average price of CAD$88.45/bbl and 1,500 bbl/d of crude oil at average price of US$93.87/bbl for the remainder of 2011.  In addition, the Company has fixed price contracts for natural gas that provide for 11,739 GJ/d at an average price of $4.85/GJ for the fourth quarter of 2011.  Included in the natural gas contracts for 2011 is a fixed price contract of $6.30/GJ at 5,000 GJ/d from May 1, 2011 to December 31, 2011 which was funded by selling a call option of 833 bbl/d at US$110.00 for the 2012 calendar year.  Bellatrix has recently added three fixed price contracts that provide for a total of 3,000 bbl/d of crude oil at an average price of $92.30/bbl for the 2012 calendar year.

For 2012, Bellatrix will continue to be active in drilling its two core resource plays, the Cardium oil and Notikewin condensate rich gas, utilizing horizontal drilling multi fracturing technology.  In addition, Bellatrix currently plans to drill its first horizontal well in the emerging Duvernay play in the first quarter of 2012.  An initial capital budget of $180 million has been set for fiscal 2012.  Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2012 budget is anticipated to provide 2012 average daily production of approximately 16,500 boe/d to 17,000 boe/d and an exit rate of approximately 18,000 boe/d to 18,500 boe/d.

Financial Reporting Update

Adoption of International Financial Reporting Standards

As of January 1, 2011, Bellatrix prepares its interim consolidated financial statements and comparative information in accordance with IFRS, “IFRS 1” and International Accounting Standard 34 — Interim Financial Reporting, as issued by the International Accounting Standards Board.  Previously, Bellatrix’s financial statements were prepared in accordance with previous GAAP.

The Company’s IFRS accounting policies are provided in Note 3 of the March 31, 2011 Interim Consolidated Financial Statements.  The MD&A for the three months ended March 31, 2011 includes detailed information on the Company’s IFRS accounting policies and elections, including the estimated impact of adoption of the accounting policies.  In addition, Note 19 to the September 30, 2011 Interim Condensed Consolidated Financial Statements presents reconciliations between the Company’s 2010 previous GAAP results and the 2010 IFRS results.  The Company presents reconciliations of equity as at

January 1, 2010, September 30, 2010 and December 31, 2010, and reconciliations of Total Comprehensive Income for the three and nine months ended September 30, 2010 and for the year ended December 31, 2010.

Accounting Policy Changes

The following discussion explains the significant differences between Bellatrix’s previous GAAP accounting policies and those applied by the Company under IFRS and specifically, IFRS 1. IFRS policies have been retrospectively and consistently applied except where specific IFRS 1 optional and mandatory exemptions permitted an alternative treatment upon transition to IFRS for first-time adopters.

The most significant changes to the Company’s accounting policies relate to the accounting for petroleum and natural gas expenditures.  Under previous GAAP, Bellatrix followed the Canadian Institute of Chartered Accountants (“CICA”) guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of crude oil, natural gas liquids and natural gas reserves were capitalized on a cost centre basis.  Under previous GAAP, Bellatrix only had one cost centre.  Costs accumulated within the cost centre were depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs.  Upon transition to IFRS, Bellatrix was required to adopt new accounting policies for petroleum and natural gas expenditures, including exploration and evaluation (“E&E”) costs and development costs.

Under IFRS, exploration and evaluation costs are those expenditures for an area where technical feasibility and commercial viability has not yet been determined. Development costs include those expenditures for areas where technical feasibility and commercial viability has been determined.  Bellatrix adopted the IFRS 1 exemption whereby the Company deemed its January 1, 2010 property, plant and equipment (“PP&E) costs to be equal to its previous GAAP historical PP&E net book value. Accordingly, exploration and evaluation costs were deemed equal to the unproved properties balance and the development costs were deemed equal to the remaining PP&E balance. Under IFRS, exploration and evaluation costs are presented as exploration and evaluation assets and development costs of reserves are presented within property, plant and equipment on the Consolidated Balance Sheet.

The following discussion highlights significant changes to our critical accounting policies and estimates from those disclosed in our MD&A for the year ended December 31, 2010.

Exploration and Evaluation (“E&E”)

E&E costs are capitalized when the legal right to explore has been obtained but before technical feasibility and commercial viability have been determined.  Under previous GAAP, Bellatrix would capitalize all expenditures associated with unproved properties.  Once technical feasibility and commercial viability has been determined, the capitalized costs are transferred from E&E assets to PP&E and are subject to an impairment test.

Bellatrix has adopted an accounting policy whereby E&E assets will not be subject to depletion.  Costs associated with unproved properties under previous GAAP were not subject to depletion.

Depletion and Depreciation

Previous GAAP provided specific guidelines on the depletion calculation for oil and natural gas properties.  Depletion was calculated based on proved reserves.  Under IFRS, the Company has a choice in the reserve base to use for its depletion calculations.  Bellatrix has adopted a policy of depleting its oil and natural gas properties using its proved plus probable reserve base.  In addition, depletion calculations under previous GAAP were done on a cost centre basis, for which under previous GAAP, the Company only had one.  Under IFRS, the Company is required to calculate depletion based on individual components for which the company has identified to be at the area level.

Impairments

IFRS requires an asset impairment test to be conducted on transition date and when indicators of impairment are present.  Under previous GAAP, impairment of long-lived assets is assessed on the basis of an asset’s estimated undiscounted future cash flows compared with the asset’s carrying amount and if impairment is indicated, discounted cash flows are prepared to quantify the amount of impairment.  The impairment test under previous GAAP is done at the cost centre level.  Under previous GAAP, Bellatrix had one cost centre for impairment test purposes.  Impairments recognized under previous GAAP were not reserved.

IFRS requires the impairment test to occur at the asset level or at the cash generating unit (“CGU”) level. Bellatrix currently has 6 CGUs.  The carrying amount of the asset or CGU is compared to its recoverable amount which is the higher of discounted cash flows or fair value less costs to sell.  Under IFRS, impairments recognized are reversed when there has been a subsequent increase in the recoverable amount.  In the case of an impairment reversal, the carrying amount of the asset or CGU is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or CGU for prior periods.

Asset Divestitures

Under previous GAAP, proceeds of a divestiture are deducted from the country cost centre pool without recognition of a gain or loss unless such a deduction resulted in a change to the depletion rate of 20% or greater.  Under IFRS, proceeds of a divestiture are deducted from the carrying value of the asset and a gain or loss is recognized in earnings.

Decommissioning Liabilities

IAS 37 — “Provisions, Contingent Liabilities and Contingent Assets,” will govern how the Company accounts for its decommissioning liabilities (previously referred to as asset retirement obligations).  The discount rate used for the decommissioning liability will be a risk free rate as the estimated provision is adjusted to reflect risks specific to the liability.  Under previous GAAP, the Company used a credit-adjusted risk free rate.  Therefore, under IFRS, the decommissioning liabilities are higher due to lower discount rates used.  Under IFRS, the liability is to be re-measured each reporting period in order to reflect interest rates in effect at that time.

Share Based Payments

Differences in the accounting for the Company’s share option plan under previous GAAP and IFRS exist.  IFRS 2 — “Share-based Payments,” requires the Company to estimate the number of options expected to vest when a grant of equity instruments do not vest immediately.  IFRS 2 does not allow the recognition of the expense on a straight-line basis and requires each installment to be treated as a separate arrangement.  Under previous GAAP, the Company accounted for forfeitures as they occurred and recognized share-based compensation expense using the graded method, which is the method required under IFRS.

Flow-through Shares

Under previous GAAP, the accounting treatment of flow-through shares was addressed by EIC 146 — “Flow-Through Shares”.  Under previous GAAP, the proceeds received for the flow-through shares are credited to shareholders’ capital and the deferred tax liability is recognized when the Company files the renouncement documents with the tax authorities to renounce the tax credits associated with the expenditures.

Under IFRS, Bellatrix set up a liability for the difference between the proceeds received and the market price of the shares on the date of the transaction (the “premium”).  As the expenditures are made, Bellatrix will record the related tax liability associated with the renouncement of the tax benefits and remove the deferred liability originally set up.  The difference between the deferred tax liability and the original liability set up will go through profit or loss.

Convertible Debentures

Convertible debentures have both a debt and equity component under IFRS and previous GAAP.  As a consequence of the Company having status as an income trust in 2009, and no IFRS 1 exemption related to the conversion feature of convertible debentures for trust units, the Company has treated the 7.5% Debentures as a financial derivative instrument (the “instrument”).  As a result, the fair value of the instrument was determined to be nil.  The offsetting entry was made to share capital as a result of the Company’s deficit elimination effective November 1, 2009.  In addition, this IFRS difference has caused a $1.6 million increase to the Company’s deficit as a result of the 7.5% Debenture redemption in the second quarter of 2010, as opposed to the $2.9 million reduction in the deficit under previous GAAP.

Also, the allocation of deferred tax on the convertible debentures differs under previous GAAP and IFRS.  Under previous GAAP, the tax basis of the liability is considered to be the same as its carrying amount; therefore, no temporary difference exists.  IFRS does not contain this special exemption and requires the temporary difference to be recognized.  The deferred tax adjustment is charged directly to the carrying amount of the equity component of the convertible debentures.

Future Accounting Pronouncements

IFRS Accounting Policies

Our IFRS consolidated financial statements for the year ending December 31, 2011 must use the standards that are in effect on December 31, 2011, and therefore we have prepared our interim Consolidated Financial Statements using the standards that are expected to be effective at the end of 2011. However, our IFRS accounting policies will only be finalized when our first annual IFRS Consolidated Financial Statements are prepared for the year ending December 31, 2011. Therefore, certain accounting policies that we currently expect to follow under IFRS may not be adopted and the application of such policies to certain transactions or circumstances may be modified. As a result, our interim Consolidated Financial Statements for the nine months ended September 30, 2011 are subject to change. Changes to the accounting policies used may result in material changes to our reported financial position, results of operations and cash flows.

New and Amended Standards

The following pronouncements from the IASB are applicable to Bellatrix and will become effective for future reporting periods, but have not yet been adopted:

IFRS 10 — “Consolidated Financial Statements” (“IFRS 10”), which requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This standard replaces SIC-12 — “Consolidation—Special Purpose Entities” and parts of IAS 27 — “Consolidated and Separate Financial Statements.”

IFRS 11 — “Joint Arrangements” (“IFRS 11”), requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation, each having its own accounting model.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. The standard provides for a more substance based reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.   IFRS 11 replaces IAS 31 — “Interests in Joint Ventures” and SIC-13 — “Jointly Controlled Entities—Non-monetary Contributions by Venturers” and establishes principles for accounting for all joint arrangements.

IFRS 12 — “Disclosure of Interests in Other Entities” (“IFRS 12”), establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

Amendments have been made to existing standards, including IAS 27 — “Separate Financial Statements” (“IAS 27”) and IAS 28 — “Investments in Associates and Joint Ventures” (“IAS 28”).  IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements.  IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 12.

The above standards are effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted, providing the five standards are adopted concurrently. We are currently evaluating the impact of adopting these standards on our Consolidated Financial Statements.

IFRS 13 — “Fair Value Measurement” (“IFRS 13”), is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRSs. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.  IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and applies prospectively from the beginning of the annual period in which the standard is adopted. Early adoption is permitted. We are currently evaluating the impact of adopting IFRS 13 on our Consolidated Financial Statements.

IFRS 9 — “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  This standard is effective for annual periods beginning on or after January 1, 2013 with different transitional arrangements depending on the date of initial application. We are currently evaluating the impact of adopting IFRS 9 on our Consolidated Financial Statements.

In June 2011, the IASB issued an amendment to IAS 1 — “Presentation of Financial Statements” (“IAS 1”) requiring companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss.  This amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012 with full retrospective application.  Early adoption is permitted. Bellatrix has yet to assess the full impact of adopting this amendment on its consolidated financial statements.

Business Risks and Uncertainties

The reader is advised that Bellatrix continues to be subject to various types of business risks and uncertainties as described in the Company’s Management, Discussion and Analysis for the year ended December 31, 2010 and the Company’s Annual Information Form for the year ended December 31, 2010 which are available on SEDAR at www.sedar.com and the Company’s website at www.bellatrixexploration.com.

Critical Accounting Estimates

The reader is advised that the critical accounting estimates, policies, and practices as described in the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2011 continue to be critical in determining Bellatrix’s financial results.

The reader is cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Management reviews its estimates on a regular basis.  The emergence of new information and changed circumstances may result in actual results or changes to estimates that differ materially from current estimates.

Controls and Procedures

Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company’s Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the period beginning on July 1, 2011 and ended on September 30, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  No material changes in the Company’s internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

In conjunction with its conversion to IFRS, the Company completed an assessment of its information systems and based on this review no significant changes to the information systems were required as part of the IFRS conversion process. In addition, the effects of the adoption of IFRS on the Company’s business activities and internal controls, including disclosure controls and procedures, were reviewed and no significant changes to the Corporation’s business activities and internal control environment were required.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Sensitivity Analysis

The table below shows sensitivities to funds flow from operations as a result of product price and operational changes.  This is based on actual average prices received for the third quarter of 2011 and average production volumes of 11,837 boe/d during that period, as well as the same level of debt outstanding at September 30, 2011.  Diluted weighted average shares are based upon the third quarter of 2011.  These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes.  Commodity price risk management activities can significantly affect these sensitivities.  Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations(1)	Funds Flow from Operations(1)
Sensitivity Analysis	(annualized) ($000s)	Per Diluted Share ($)
Change of US $1/bbl WTI	1,300	0.01
Change of $0.10/ mcf	1,400	0.01
Change of US $0.01 CDN/ US exchange rate	1,000	0.01
Change in prime of 1%	370	0.00

(1)The term “funds flow from operations” should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein.  Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

Selected Quarterly Consolidated Information

The following table sets forth selected consolidated financial information of the Company for the most recently completed quarters ending September 30, 2011 and for the quarters in 2010 and 2009.  The adoption date of IFRS of January 1, 2011 requires restatement for comparative purposes, of the Company’s opening balance sheet as at January 1, 2010, all interim quarterly periods in 2010 and for its year ended December 31, 2010.  As a result, 2009 comparative information has not been restated and is in accordance with previous GAAP.

2011 — Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30
Revenues before royalties and risk management	40,535	53,444	49,145
Cash flow from operating activities	15,718	23,825	28,023
Cash flow from operating activities per share
Basic	$0.16	$0.23	$0.26
Diluted	$0.15	$0.22	$0.24
Funds flow from operations(1)	17,027	23,126	23,964
Funds flow from operations per share(1)
Basic	$0.17	$0.22	$0.22
Diluted	$0.16	$0.21	$0.21
Net profit (loss)	(5,487)	12,315	820
Net profit (loss) per share
Basic	$(0.06)	$0.12	0.01
Diluted	$(0.06)	$0.11	0.01
Net capital expenditures (cash)	59,247	28,784	132,299

2010 — Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	26,929	25,574	27,344	37,826
Cash flow from operating activities	13,456	6,065	13,466	11,285
Cash flow from operating activities per share
Basic	$0.15	$0.07	$0.14	$0.12
Diluted	$0.15	$0.07	$0.14	$0.11
Funds flow from operations(1)	10,198	10,610	16,342	15,892
Funds flow from operations per share(1)
Basic	$0.12	$0.11	$0.17	$0.16
Diluted	$0.11	$0.11	$0.17	$0.15
Net profit (loss)	3,969	(6,351)	(2,546)	(57)
Net profit (loss) per share
Basic	$0.04	$(0.07)	$(0.03)	$(0.00)
Diluted	$0.04	$(0.07)	$(0.03)	$(0.00)
Net capital expenditures (cash)	18,393	17,656	30,416	25,716

Previous GAAP 2009 — Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	31,345	29,805	23,860	24,004
Cash flow from operating activities	9,311	6,467	12,150	2,743
Cash flow from operating activities per share
Basic and Diluted	$0.12	$0.08	$0.15	$0.03
Funds flow from operations(1)	6,489	10,765	11,090	7,681
Funds flow from operations per share(1)
Basic and Diluted	$0.08	$0.14	$0.14	$0.10
Net loss	(9,056)	(99,715)	(9,363)	(8,216)
Net loss per share
Basic and Diluted	$(0.12)	$(1.27)	$(0.12)	$(0.10)
Net capital expenditures (cash)	2,764	(7,138)	(81,986)	9,926
Distributions declared	1,570	—	—	—
Distributions per share	$0.02	—	—	—

(1)Refer to “Non-GAAP Measures” in respect of the term “funds flow from operations” and “funds flow from operations per share”.

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

As at September 30 and December 31

($000s) (unaudited, expressed in Canadian dollars)	2011	2010
		(note 19)

ASSETS
Current assets
Accounts receivable	$34,545	$39,500
Deposits and prepaid expenses	3,952	4,619
Commodity contract asset (note 18)	6,948	—
	45,445	44,119
Exploration and evaluation assets (note 4)	32,409	18,535
Property, plant and equipment (note 5)	460,053	399,580
Commodity contract asset (note 18)	893	—
Deferred taxes (note 14)	7,509	14,820
Total assets	$546,309	$477,054

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$53,762	$42,792
Current portion of finance lease obligation (note 9)	151	146
Commodity contract liability (note 18)	598	3,732
	54,511	46,670

Deferred liability — flow-through shares (note 6)	434	3,768
Commodity contract liability (note 18)	199	—
Long-term debt (note 7)	37,379	41,172
Convertible debentures (note 8)	48,692	47,599
Finance lease obligation (note 9)	1,330	1,443
Decommissioning liabilities (note 10)	42,918	38,710
Total liabilities	185,463	179,362

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 11)	370,022	316,779
Equity component of convertible debentures (note 8)	4,378	4,378
Contributed surplus (note 12)	32,752	30,489
Deficit	(46,306)	(53,954)
Total shareholders’ equity	360,846	297,692
Total liabilities and shareholders’ equity	$546,309	$477,054

COMMITMENTS (note 17)

See accompanying notes to the condensed consolidated interim financial statements.

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three months and nine months ended September 30,

(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2011	2010	2011	2010
		(note 19)		(note 19)
REVENUES
Petroleum and natural gas sales	$48,814	$26,939	$141,760	$78,397
Other income	331	405	1,364	1,450
Royalties	(8,586)	(5,142)	(25,922)	(15,269)
Total revenues	40,559	22,202	117,202	64,578

Realized gain on commodity contracts	2,392	8,534	75	15,135
Unrealized gain (loss) on commodity contracts	8,556	(6,807)	10,776	(2,685)
	51,507	23,929	128,053	77,028

EXPENSES
Production	12,748	9,761	36,226	27,557
Transportation	1,462	950	4,138	2,635
General and administrative	3,423	2,400	8,590	7,651
Provision for uncollectable accounts	—	250	—	250
Share-based compensation (notes 11 and 12)	568	495	2,083	1,118
Depletion and depreciation	15,815	12,694	45,764	33,942
Gain on property dispositions (note 5)	(1,531)	(962)	(1,750)	(1,098)
Impairment loss on property, plant and equipment (note 5)	14,551	—	14,551	336
Loss on redemption of 7.5% Debentures	—		—	3,514
	47,036	25,588	109,602	75,905

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	4,471	(1,659)	18,451	1,123

Finance expenses (note 15)	1,903	1,617	6,009	6,552

NET PROFIT(LOSS) BEFORE TAXES	2,568	(3,276)	12,442	(5,429)

TAXES
Deferred tax expense (recovery) (note 6 and 14)	1,748	(730)	4,794	(501)

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)	820	(2,546)	7,648	(4,928)

Net profit (loss) per share (note 16)
Basic	$0.01	$(0.03)	$0.07	$(0.05)
Diluted	$0.01	$(0.03)	$0.07	$(0.05)

See accompanying notes to the condensed consolidated interim financial statements.

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the nine months ended September 30,

(unaudited, expressed in Canadian dollars)

	Nine months ended September 30,
($000s)	2011	2010
		(note 19)

SHAREHOLDERS’ CAPITAL (note 11)
Common shares
Balance, beginning of period	316,779	257,629
Issued for cash, net of transaction costs and tax effect	52,734	62,357
Premium on flow-through shares classified as a deferred liability	—	(3,768)
Issued on exercise of share options	362	87
Contributed surplus transferred on exercised options	147	32
Balance, end of period	370,022	316,337

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES (note 8)
Balance, beginning of period	4,378	—
Conversion feature of 4.75% Debentures issued	—	4,378
Balance, end of period	4,378	4,378

CONTRIBUTED SURPLUS (note 12)
Balance, beginning of period	30,489	28,186
Share-based compensation expense	2,410	1,679
Transfer to share capital for exercised options	(147)	(32)
Balance, end of period	32,752	29,833

DEFICIT
Balance, beginning of period	(53,954)	(47,338)
Adjustment for redemption of 7.5% debentures	—	(1,631)
Net profit (loss)	7,648	(4,928)
Balance, end of period	(46,306)	(53,897)

TOTAL SHAREHOLDERS’ EQUITY	$360,846	$296,651

See accompanying notes to the condensed consolidated interim financial statements.

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the three and nine months ended September 30,

(unaudited, expressed in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
($000s)	2011	2010	2011	2010
		(note 19)		(note 19)
Cash provided by (used in):

CASH FLOW FROM OPERATING ACTIVITIES
Net profit (loss)	$820	$(2,546)	$7,648	$(4,928)
Adjustments for:
Depletion and depreciation	15,815	12,694	45,764	33,942
Finance expenses (note 15)	549	584	1,803	2,082
Share-based compensation (notes 11 and 12)	568	495	2,083	1,118
Unrealized loss (gain) on commodity contracts	(8,556)	6,807	(10,776)	2,685
Gain on property dispositions	(1,531)	(962)	(1,750)	(1,098)
Impairment loss on property, plant and equipment	14,551	—	14,551	336
Loss on redemption of 7.5% Debentures	—	—	—	3,514
Deferred tax expense (recovery) (note 14)	1,748	(730)	4,794	(501)
Realization of imputed interest costs on 7.5% Debentures	—	—	—	(5,050)
Decommissioning costs incurred (note 10)	87	(304)	(383)	(907)
Change in non-cash working capital (note 13)	3,972	(2,572)	3,832	1,794
	28,023	13,466	67,566	32,987

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital, net of share issue costs	3	18,877	52,277	61,405
Issuance of 4.75% Debentures, net of issue costs	—	—	—	52,520
Redemption of 7.5% Debentures	—	—	—	(88,009)
Realization of imputed interest costs on 7.5% Debentures allocated to operating activities	—	—	—	5,050
Advances from loans and borrowings	57,476	80,820	270,607	169,672
Repayment of loans and borrowings	(64,750)	(86,699)	(274,400)	(169,053)
Obligations under finance lease (note 9)	(37)	—	(108)	—
	(7,308)	12,998	48,376	31,586
Change in non-cash working capital (note 13)	546	577	639	1,170
	(6,762)	13,575	49,015	32,756

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditure on exploration and evaluation assets	(5,160)	(85)	(15,324)	(337)
Additions to property, plant and equipment	(39,067)	(30,338)	(116,975)	(66,715)
Proceeds on sale of property, plant and equipment	4,140	7	4,181	587
	(40,087)	(30,416)	(128,118)	(66,465)
Change in non-cash working capital (note 13)	18,826	3,375	11,537	722
	(21,261)	(27,041)	(116,581)	(65,743)

Change in cash	—	—	—	—

Cash, beginning of period	—	—	—	—

Cash, end of period	$—	$—	$—	$—

Cash paid:
Interest	$508	$214	$3,021	$2,851
Taxes	—	—	—	—

See accompanying notes to the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.              CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, public exploration and production company.  The Company resulted from a reorganization (the “Reorganization) effective November 1, 2009 pursuant to a plan of arrangement (the “Arrangement”) involving, among others, True Energy Trust (the “Trust” or “True”), Bellatrix Exploration Ltd. and securityholders of the Trust.

The Arrangement involved the exchange, on a one-for-one basis of trust units and exchangeable shares, after accounting for the conversion factor applicable to the exchangeable shares, for common shares of Bellatrix.  All outstanding incentive unit rights to acquire Trust units of True became share options to acquire an equal number of common shares of Bellatrix Exploration Ltd. on the same terms and conditions, including as to exercise price, vesting and expiry dates.

In connection with the Reorganization, the unitholders’ capital was reduced by the deficit of the Trust as of October 31, 2009 and trust units were exchanged for common shares of Bellatrix.

2.              BASIS OF PREPARATION AND ACCOUNTING POLICIES

These condensed consolidated interim financial statements are unaudited and in accordance with International Accounting Standard (“IAS”) 34 — “Interim Financial Reporting” and have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretation of the International Financial Reporting Interpretations Committee (“IFRIC”).  These are the Company’s first IFRS condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are part of the period covered by the Company’s first IFRS consolidated annual financial statements for the year ended December 31, 2011.  Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Previous GAAP”).  Previous GAAP differs in some areas from IFRS.  The comparative figures from 2010 have been restated to reflect these adjustments, and are in accordance with IFRS 1 — “First-time Adoption of IFRS”.  Certain information and footnote disclosure which are considered material to the understanding of the Company’s interim financial statements and which are normally included in annual financial statements prepared in accordance with IFRS are provided in note 19 along with reconciliation and descriptions of the effect of the transition from Previous GAAP to IFRS on equity, earnings and comprehensive income.

The interim consolidated financial statements of the Company were authorized by the Board of Directors on November 9, 2011.

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates.  It requires management to make estimates and assumptions that affect the amounts reported in the consolidated interim financial statements and accompanying notes.   Actual results may differ from these estimates.

The consolidated financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value.  The condensed consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality.  These are within the framework of the same significant policies, critical judgments, accounting estimates and methods of computation as the consolidated interim financial statements for the three months ended March 31, 2011, except as noted below.  These interim condensed consolidated financial statement note disclosures do not include all of those required by IAS 1 — “Presentation of Financial Statements” (“IAS 1”), applicable for annual financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s first

IFRS consolidated financial statements and the notes thereto as at and for the three months ended March 31, 2011, which are in compliance with IAS 1.

The standards that will be effective or available for voluntary early adoption in the financial statements for the year ending December 31, 2011 are subject to change and may be affected by additional interpretation(s). Accordingly, the accounting policies will be finalized when the first annual IFRS financial statements are prepared for the year ending December 31, 2011. In addition to the accounting policies described below, the accounting policies the Company expects to adopt in its financial statements as at and for the year ended December 31, 2011 are disclosed in Note 3 of the Company’s interim Consolidated Financial Statements as at and for the three months ended March 31, 2011.

Deferred Share Unit Plan

The Company’s Deferred Share Unit Plan (the “Plan”) is accounted for as a cash settled share based payment plan in accordance with IFRS 2 — “Share-based Payments” in which the fair value of the amount payable under the Plan is recognized as an expense with a corresponding increase in liabilities. The liability is re-measured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized in profit or loss.  The Company’s common share price is used to fair value the liability.

3.              NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The following pronouncements from the IASB are applicable to Bellatrix and will become effective for future reporting periods, but have not yet been adopted:

IFRS 10 — “Consolidated Financial Statements” (“IFRS 10”), which requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This standard replaces SIC-12 — “Consolidation—Special Purpose Entities” and parts of IAS 27 — “Consolidated and Separate Financial Statements.”

IFRS 11 — “Joint Arrangements” (“IFRS 11”), requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation, each having its own accounting model.  Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. The standard provides for a more substance based reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.   IFRS 11 replaces IAS 31 — “Interests in Joint Ventures” and SIC-13 — “Jointly Controlled Entities—Non-monetary Contributions by Venturers” and establishes principles for accounting for all joint arrangements.

IFRS 12 — “Disclosure of Interests in Other Entities” (“IFRS 12”), establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

Amendments have been made to existing standards, including IAS 27 — “Separate Financial Statements” (“IAS 27”) and IAS 28 — “Investments in Associates and Joint Ventures” (“IAS 28”).  IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements.  IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 12.

The above standards are effective for annual periods beginning on or after January 1, 2013. Early adoption is permitted, providing the five standards are adopted concurrently. We are currently evaluating the impact of adopting these standards on our Consolidated Financial Statements.

IFRS 13 — “Fair Value Measurement” (“IFRS 13”), is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRSs. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.  IFRS 13 is effective for annual periods beginning on or after January 1, 2013 and applies prospectively from the beginning of the annual period in which the standard is adopted. Early adoption is permitted. We are currently evaluating the impact of adopting IFRS 13 on our Consolidated Financial Statements.

IFRS 9 — “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  This standard is effective for annual periods beginning on or after January 1, 2013 with different transitional arrangements depending on the date of initial application. We are currently evaluating the impact of adopting IFRS 9 on our Consolidated Financial Statements.

In June 2011, the IASB issued an amendment to IAS 1 — “Presentation of Financial Statements” (“IAS 1”) requiring companies to group items presented within Other Comprehensive Income based on whether they may be subsequently reclassified to profit or loss.  This amendment to IAS 1 is effective for annual periods beginning on or after July 1, 2012 with full retrospective application.  Early adoption is permitted. We have yet to assess the full impact of adopting this amendment on its consolidated financial statements.

4.              EXPLORATION AND EVALUATION ASSETS

($000s)
Deemed cost (note 19)
Balance, January 1, 2010	$20,542
Additions	481
Transfer to oil and natural gas properties	(1,809)
Disposals[1]	(679)
Balance, December 31, 2010	18,535
Additions	15,793
Transfer to oil and natural gas properties	(1,450)
Disposals[1]	(469)
Balance, September 30, 2011	$32,409

1 Disposals include swaps.

Exploration and evaluation (“E&E”) assets consist of the Company’s exploration projects which are pending the determination of proven or probable reserves.  For the nine months ended September 30, 2011 $1.5 million was transferred to property, plant, and equipment.

5.              PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and natural gas properties	Office furniture and equipment	Total
Deemed cost (note 19)
Balance, January 1, 2010	$388,276	$1,748	$390,024
Additions	112,145	488	112,633
Transfer from exploration and evaluation assets	1,809	—	1,809
Disposals[1]	(17,630)	—	(17,630)
Balance, December 31, 2010	484,600	2,236	486,836
Additions	125,021	222	125,243
Transfer from exploration and evaluation assets	1,450	—	1,450
Disposals[1]	(6,597)	—	(6,597)
Balance, September 30, 2011	$604,474	$2,458	$606,932

Accumulated Depletion, Depreciation and Impairment losses
Balance, January 1, 2010 (note 19)	$43,193	$602	$43,795
Charge for time period	47,650	251	47,901
Impairment loss	6,489	121	6,610
Impairment loss reversal	(9,648)	(200)	(9,848)
Disposals[1]	(1,202)	—	(1,202)
Balance, December 31, 2010	$86,482	$774	$87,256
Charge for time period	45,538	226	45,764
Impairment loss	14,496	55	14,551
Disposals[1]	(692)	—	(692)
Balance, September 30, 2011	$145,824	$1,055	$146,879

1 Disposals include swaps.

Carrying amounts
At January 1, 2010	$345,083	$1,146	$346,229
At December 31, 2010	$398,118	$1,462	$399,580
September 30, 2011	$458,650	$1,403	$460,053

Bellatrix has included $159.8 million (2010: $90.1 million) for future development costs and excluded $34.9 million (2010: $27.9 million) for estimated salvage from the depletion calculation during the three months ended September 30, 2011.

For the nine month period ended September 30, 2011, the Company capitalized $2.7 million (2010: $1.5 million) of general and administrative expenses and $0.9 million (2010: $0.6 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $400 million debenture containing a first ranking charge and security interest.  The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

Effective September 22, 2011, Bellatrix sold its Meekwap, Alberta property (which forms a part of the Meekwap CGU) for net proceeds of $4.2 million.  The Company recognized a $1.6 million gain on the disposition which was partially offset by $0.1 million losses on other minor prior period property dispositions.

As at September 30, 2011, Bellatrix performed an impairment test in accordance with IAS 36 resulting in an excess of the carrying value of two non-core CGUs over their recoverable amount.  The Company’s South East Alberta CGU and the remaining properties in its Meekwap CGU were impaired by $13.5 million and $1.1 million, respectively, resulting in a non-cash $14.6 million impairment loss recognized in the third quarter of 2011.  Bellatrix engaged an external reserve evaluator to prepare an updated corporate reserve report effective June 30, 2011.  Overall corporate proved and probable reserve volumes increased significantly in comparison to the prior reserve evaluation report effective December 31, 2010 as a result of the Company’s successful drilling program in its core West Central Alberta properties.  However, the reserves in respect of the South East Alberta CGU and remaining properties within the Meekwap CGU were subject to significant reductions resulting in an indicator of impairment.  The reduction in the reserves for these CGUs was predominantly due to weak future natural gas prices which truncated the reserves.  The recoverable amount of these CGUs therefore decreased as a result of this reduction in the reserve base used in the impairment test.  The recoverable amount of the CGUs was estimated by applying a fair value metric to the corresponding CGU’s proved and probable reserves.  The fair value metric was based on merger and acquisition transactions on oil and gas properties similar to those owned by Bellatrix.  Increasing the fair value metric applied to the South East Alberta CGU by $1 would decrease the impairment by approximately $0.5 million.  No reserves have been assigned to the remaining properties within the Company’s Meekwap CGU.

IAS 36 requires impairment losses to be reversed when there has been a subsequent increase in the recoverable amount.  In the case of an impairment loss reversal, the carrying amount of the asset or CGU is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or CGU for prior periods.

6.              DEFERRED LIABILITY ON FLOW-THROUGH SHARES

On August 12, 2010, Bellatrix issued 4,710,000 common shares on a flow-through basis (“Flow-Through Shares”) at $4.25 each.  As a result of the Flow-Through Shares, the Company is committed to incur $20.0 million of Canadian Exploration Expenses (“CEE”) on or before December 31, 2011.

Bellatrix has recognized a deferred liability based on the premium received on the Flow-Through Shares compared to the Company’s closing share price on the date of the issuance.  The deferred liability is de-recognized as the CEE expenditures are incurred by the Company.  For the nine months ended September 30, 2011, the Company has satisfied approximately $17.7 million of its $20.0 million commitment; as a result, the deferred liability has been reduced to $0.4 million and a deferred tax expense of $1.4 million has been recognized.  Bellatrix expects to meet the remaining $2.3 million commitment before December 31, 2011.

7.              LONG-TERM DEBT

($000s)	September 30, 2011	December 31, 2010
Operating facility	$5,379	$6,172
Revolving term facility	32,000	35,000
Balance, end of period	$37,379	$41,172

The Company’s credit facilities consist of a $15 million demand operating facility provided by a Canadian bank and a $125 million extendible revolving term credit facility provided by a Canadian bank and a Canadian financial institution.  Amounts borrowed under the credit facility will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate or LIBOR rate, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company’s debt to cash ratio.  The credit facilities are secured by a $400 million debenture containing a first ranking charge and security interest.  Bellatrix has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.  A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company’s debt to cash flow ratio.

The revolving period for the revolving term credit facility will end on June 26, 2012, unless extended for a further 364 — day period.  Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 26, 2012.  The Company’s borrowing base will be subject to re-determination on November 30, 2011. Thereafter, a semi-annual re-determination of the borrowing base will occur on May 30 and November 30 in each year prior to the maturity date.

Payment will not be required under the revolving term facility for more than 365 days from September 30, 2011 and as there is sufficient availability under the revolving term credit facility to cover the operating facility, the entire amounts owing on the credit facilities have been classified as long-term.

Pursuant to Bellatrix’s credit facilities, the Company is permitted to pay the semi-annual interest payments on the debentures, and payments by the Company to debenture holders in relation to the redemption of debentures and in relation to debenture normal course issuer bids approved by the Toronto Stock Exchange, provided that the aggregate of all such normal course issuer bids and redemptions do not exceed $10.0 million in any fiscal year.

As at September 30, 2011, approximately $102.6 million was not drawn under the existing facilities and Bellatrix was fully compliant with all of its operating debt covenants.

8.              CONVERTIBLE DEBENTURES

The following table sets forth a reconciliation of the convertible unsecured subordinated debentures (the “4.75% Debentures”):

Convertible debentures

($000s except number of debentures)	4.75%
Number of Debentures
Balance, December 31, 2010 and September 30, 2011	55,000
Debt Component
Balance, December 31, 2010	$47,599
Accretion	1,093
Balance, September 30, 2011	$48,692
Equity Component
Balance, December 31, 2010 and September 30, 2011	$4,378

9.              FINANCE LEASE OBLIGATION

Bellatrix entered into an agreement with a certain joint venture (“Joint Venture”) for the use of certain facilities which will expire in year 2030 or earlier if certain circumstances are met.  At the end of the term of the agreement, ownership of the facilities is transferred to the Company.  The agreement is accounted for as a finance lease in accordance with International Accounting Standard 17 — “Leases”.  Assets under finance lease at September 30, 2011 totaled $1.6 million with accumulated depreciation of $0.2 million.

The following is a schedule of future minimum lease payments under the finance lease obligation:

Period ending September 30,	($000s)
2012	$367
2013	351
2014	335
2015	318
2016	286
Thereafter	1,307
Total lease payments	2,964
Amount representing implicit interest at 15.28%	(1,483)
1,481
Current portion of finance lease obligation	(151)
Finance lease obligation	$1,330

10.       DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities.  The Company estimates the total undiscounted amount of cash flows required to settle its decommissioning liabilities is approximately $41.5 million which will be incurred between 2013 and 2053.  A risk-free rate between 0.88% - 2.7% percent and an inflation rate of 2 percent were used to calculate the fair value of the decommissioning liabilities.

($000s)	Nine months ended September 30, 2011	Year ended December 31, 2010
Balance, beginning of period (note 19)	$38,710	$39,001
Incurred on development activities	1,364	2,140
Revisions on estimates	2,843	1,182
Reversed on dispositions	(326)	(3,302)
Settled during the period	(383)	(1,373)
Accretion expense	710	1,062
Balance, end of period	$42,918	$38,710

11.       SHAREHOLDERS’ EQUITY

Common Shares

Bellatrix is authorized to issue an unlimited number of common shares.  All shares issued are fully paid and have no par value.  The common shareholders are entitled to dividends declared by the Board of Directors; Bellatrix does not anticipate paying dividends.

	Nine months ended September 30, 2011		Year ended December 31, 2010
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	97,446,026	$316,779	78,809,039	$257,629
Shares issued for cash, net of transaction costs and tax effect of $0.8 million	9,822,000	52,734	18,350,000	62,358
Premium on flow-through shares classified as a deferred liability	—	—	—	(3,768)
Shares issued on exercise of options	123,272	362	286,987	434
Contributed surplus transferred on exercised options	—	147	—	126
Balance, end of period	107,391,298	$370,022	97,446,026	$316,779

On May 11, 2011, Bellatrix closed an equity issuance of 9.8 million common shares on a bought deal basis at a price of $5.60 per share for gross proceeds of $55.0 million (net proceeds of $51.9 million after transaction costs and before tax effect).

12.       SHARE-BASED COMPENSATION PLANS

a.              Share Option Plan

Bellatrix has a share option plan where the Company may grant share options to its directors, officers, employees and service providers.  Under this plan, the exercise price of each share option is not less than the volume weighted average trading price of the Company’s share price for the five trading days immediately preceding the date of grant.  The maximum term of an option grant is five years.  Option grants are non-transferable or assignable except in accordance with the share option plan and the holding of share options shall not entitle a holder to any rights as a shareholder of Bellatrix.  Share options, entitling the holder to purchase common shares of the Company, have been granted to directors, officers, employees and service providers of Bellatrix.  One third of the initial grant of share options normally vests on each of the first, second, and third anniversary from the date of grant.

During the nine months ended September 30, 2011, Bellatrix granted 2,324,000 (2010: 2,058,500) share options.  During the nine months ended September 30, 2011, the Company recorded share-based compensation of $3.0 million, of which $0.6 million related to the Company’s DSU’s and $0.9 million was capitalized to property, plant and equipment.

The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model.  The weighted average fair market value of share options granted during the nine months ended September 30, 2011 and the weighted average assumptions used in their determination are as noted below:

September 30, 2011
Inputs:
Share price	5.29
Exercise price	5.29
Risk free interest rate (%)	1.90
Option life (years)	3.69
Option volatility (%)	65
Results:
Weighted average fair value of each share option granted	2.55

Bellatrix calculates volatility based on historical share price.  Bellatrix incorporates an estimated forfeiture rate between 3% to 10% (2010: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

In the nine months ended September 30, 2011, a total of 123,272 options (2010: 42,827) were exercised; the weighted average share trading price for the nine months ended September 30, 2011 was $5.19 (2010: $3.66).

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Price	Number
Balance, December 31, 2010	$2.69	5,823,377
Granted	$5.29	2,324,000
Exercised	$2.94	(123,272)
Forfeited and cancelled	$4.26	(193,174)
Balance, September 30, 2011	$3.42	7,830,931

As of September 30, 2011, a total of 9,352,754 share options were reserved leaving an additional 1,521,823 available for future grants.  Subsequent to September 30, 2011, the Company received TSX approval for an additional reserve of 1,386,375 share options.

Share Options Outstanding, September 30, 2011

	Outstanding		Weighted	Exercisable
	At	Weighted Average	Average Remaining	At
Exercise Price	Sept. 30, 2011	Exercise Price	Contractual Life	Sept. 30, 2011	Exercise Price
$ 0.65 - $ 0.83	318,518	$0.70	2.5	203,539	$0.70
$ 1.07 - $ 1.50	873,068	$1.36	2.6	527,422	$1.38
$ 1.64 - $ 2.00	1,726,844	$1.88	2.6	1,051,522	$1.88
$ 2.47 - $ 3.94	2,233,001	$3.64	3.1	950,646	$3.34
$ 3.98 - $ 5.57	2,679,500	$5.22	4.1	397,500	$4.93
$ 0.65 - $ 5.57	7,830,931	$3.42	3.3	3,130,629	$2.55

b.              Deferred Share Unit Plan

On May 11, 2011, the Directors of Bellatrix approved a Directors’ Deferred Share Unit Plan (“the Plan”) where the Company may grant to non-employee directors Deferred Share Units (“DSUs”), each DSU being a right to receive, on a deferred payment basis, a cash payment equivalent to the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the redemption date of such DSU.  Participants of the Plan may also elect to receive their annual remuneration in the form of DSUs.  Subject to Toronto Stock Exchange and shareholder approval, Bellatrix may elect to deliver common shares from treasury in satisfaction in whole or in part of any payment to be made upon the redemption of the DSUs.  The DSUs vest immediately and must be redeemed by December 1st of the calendar year immediately following the year in which the participant ceases to hold all positions with Bellatrix or earlier if the participant elects to have the DSUs redeemed at an earlier date (provided that the DSUs may not be redeemed prior to the date that the participant ceases to hold all positions with Bellatrix).  On a go forward basis, it is intended that in the event of a share based award, non-employee directors would receive DSU grants instead of share option grants as has been the past practice.

During the nine months ended September 30, 2011, the Company granted 156,934 DSU’s which remain outstanding.  For the nine months ended September 30, 2011, Bellatrix recorded approximately $0.6 million of share based compensation expense and a corresponding liability related to the Company’s outstanding DSU’s.

13.       SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

	Three months ended September 30,		Nine months ended September 30,
($000s)	2011	2010	2011	2010
Changes in non-cash working capital items:
Accounts receivable	$9,740	$(7,146)	$4,955	$(9,112)
Deposits and prepaid expenses	753	638	667	1,633
Accounts payable and accrued liabilities	12,851	7,888	10,386	11,165
	$23,344	$1,380	$16,008	$3,686
Changes related to:
Operating activities	$3,972	$(2,572)	$3,832	$1,794
Financing activities	546	577	639	1,170
Investing activities	18,826	3,375	11,537	722
	$23,344	$1,380	$16,008	$3,686

14.       INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes.  Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes.  As at September 30, 2011, Bellatrix has approximately $499 million in tax pools available for deduction against future income.  Included in this tax basis are estimated non-capital loss carry forwards of approximately $10 million that expire in years through 2027.

The provision for income taxes differs from the expected amount calculated by applying the combined Federal and Provincial corporate income tax rate of 26.5% (2010: 28.06%) to loss before taxes.  This difference results from the following items:

	Nine months ended September 30,
($000s)	2011	2010
Expected income tax expense (recovery)	$3,297	$(1,523)
Share based compensation expense	397	314
Change in tax rates	(293)	599
Flow-through shares	1,360	—
Other	33	109
Deferred tax expense (recovery)	$4,794	$(501)

The components of the net deferred tax asset at September 30 are as follows:

($000s)	2011
Deferred income tax liabilities:
Equity component of 4.75% Debentures	$(1,170)
Petroleum and natural gas properties	(5,814)
Commodity contract assets	(2,078)

Deferred income tax assets:
Commodity contract liability	211
Future site restoration / decommissioning liabilities	10,787
Share issue costs	1,174
Non-capital losses	2,650
Attributed Canadian Royalty Income	1,209
Other	540
Deferred income tax asset	$7,509

15.       FINANCE INCOME AND EXPENSES

	Three months ended September 30,		Nine months ended September 30,
($000s)	2011	2010	2011	2010
Finance expense
Interest on long-term debt	$696	$456	$2,253	$1,672
Interest on convertible debentures	658	577	1,953	2,798
Accretion on convertible debentures	376	340	1,093	1,296
Accretion on decommissioning liabilities	173	244	710	786
Finance expense	$1,903	$1,617	$6,009	$6,552

16.       PER SHARE AMOUNTS

The calculation of basic earnings per share for the three and nine months ended September 30, 2011 was based on a profit of $0.8 million (2010 loss: $2.5 million) and $7.6 million (2010 loss: $4.9 million), respectively.

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Basic common shares outstanding	107,391,298	97,201,866	107,391,298	97,201,866
Dilutive effect of:
Share options outstanding	7,830,931	6,155,872	7,830,931	6,155,872
Shares issuable for convertible debentures	9,821,429	9,821,429	9,821,429	9,821,429
Diluted common shares outstanding	125,043,658	113,179,167	125,043,658	113,179,167
Weighted average shares outstanding	107,391,070	94,999,409	102,664,721	93,586,167
Dilutive effect of share options and convertible debentures (1)	2,001,690	—	2,450,285	—
Diluted weighted average shares outstanding	109,392,760	94,999,409	105,115,006	93,586,167

(1)         For the three and nine month period ended September 30, 2011 a total of 5,829,241 (2010: 6,155,872) and 5,380,646 (2010: 6,155,872) share options, respectively, were excluded from the calculation as they were not dilutive.  A total of 9,821,429 (2010: 9,821,429) common shares issuable pursuant to the conversion of the convertible debentures were excluded from the calculation for the three and nine month period ended September 30, 2011 as they were not dilutive.

17.       COMMITMENTS

As at September 30, 2011, Bellatrix committed to drill 5 gross (3.94 net) wells pursuant to farm-in agreements.  Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $13.5 million.  In addition, on February 1, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill 3 gross (3.0 net) wells per year for 2012 to 2016 for a total estimated cost of approximately $52.5 million.  On August 4, 2011, Bellatrix entered into a joint venture agreement which includes a minimum commitment for the Company to drill between 5 to 10 gross and net wells per year for 2012 to 2016 for a total of 40 gross and net wells at an estimated total cost of approximately $140.0 million.

As a result of the issuance of the Flow-Through Shares on August 12, 2010, Bellatrix is committed to incur approximately $20.0 million in CEE on or before December 31, 2011.  As of September 30, 2011, the Company has incurred approximately $17.7 million on CEE, reducing its remaining commitment to $2.3 million.  Bellatrix expects to meet the remaining $2.3 million commitment before December 31, 2011.

18.       FINANCIAL RISK MANAGEMENT

a.              Credit risk

As at September 30, 2011, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	9,010	4,243	13,253
Amounts due from government agencies	148	1,005	1,153
Revenue and other accruals	16,697	1,516	18,213
Cash call receivables	—	253	253
Plant revenue allocation receivable	—	2,855	2,855
Less: Allowance for doubtful accounts	—	(1,182)	(1,182)
Total accounts receivable	25,855	8,690	34,545
Less:
Accounts payable due to same partners	(1,378)	(584)	(1,962)
Subsequent receipts	(17,824)	(391)	(18,215)
	6,653	7,715	14,368

Amounts due from government agencies include GST, royalty and other adjustments.  Plant revenue allocation receivable includes amounts under dispute over plant revenue allocations, net of expenses, from an operator.  The Company has commenced legal action for collection of these amounts.  Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure. The Company has an allowance for doubtful accounts as at September 30, 2011 of $1.2 million.

b.              Liquidity risk

The following are the contractual maturities of financial liabilities as at September 30, 2011:

Financial liability ($000s)	< 1 Year	1-2 Years	2-5 Years	Thereafter
Accounts payable and accrued liabilities(1)	$53,762	$—	$—	$—
Commodity contract liability	598	199	—	—
Bank debt — principal(2)	—	37,379	—	—
Convertible debentures — principal	—	—	55,000	—
Convertible debentures — interest(3)	2,620	2,612	4,130	—
Finance lease obligation	367	351	939	1,307
Total	$57,347	$40,541	$60,069	$1,307

(1)  As at September 30, 2011, $1.1 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.01 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2)  Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed.

(3)  The 4.75% Debentures outstanding at September 30, 2011 bear interest at a coupon rate of 4.75%, which currently requires total annual interest payments of $2.6 million.

Interest due on the bank credit facility is calculated based upon floating rates.

c.               Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also world economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks.  All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of eighteen months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

As at September 30, 2011, the Company had entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Oil fixed	January 1, 2011 to Dec. 31, 2011	1,000 bbl/d	$88.18 CDN	$88.18 CDN	WTI
Oil fixed	January 1, 2011 to Dec. 31, 2011	500 bbl/d	$89.00 CDN	$89.00 CDN	WTI
Oil fixed	January 1, 2011 to Dec. 31, 2011	500 bbl/d	$89.10 US	$89.10 US	WTI
Oil fixed	February 1, 2011 to Dec. 31, 2011	500 bbl/d	$95.00 US	$95.00 US	WTI
Oil fixed	March 1, 2011 to Dec. 31, 2011	500 bbl/d	$97.50 US	$97.50 US	WTI
Oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.00 CDN	$90.00 CDN	WTI
Oil fixed	January 1, 2012 to Dec. 31, 2012	1,000 bbl/d	$90.49 CDN	$90.49 CDN	WTI
Oil call option	January 1, 2012 to Dec. 31, 2012	833 bbl/d	—	$110.00 US	WTI
Natural gas fixed	April 1, 2011 to Oct. 31, 2011	5,000 GJ/d	$3.87 CDN	$3.87 CDN	AECO
Natural gas fixed	April 1, 2011 to Oct. 31, 2011	5,000 GJ/d	$3.65 CDN	$3.65 CDN	AECO
Natural gas fixed	April 1, 2011 to Oct. 31, 2011	5,000 GJ/d	$3.805 CDN	$3.805 CDN	AECO
Natural gas fixed	April 1, 2011 to Oct. 31, 2011	5,000 GJ/d	$3.80 CDN	$3.80 CDN	AECO
Natural gas fixed	May 1, 2011 to Dec. 31, 2011	5,000 GJ/d	$6.30 CDN	$6.30 CDN	AECO

In November 2011, Bellatrix entered into an additional crude oil fixed price swap for 1,000 bbl/d for the period of January 1, 2012 to December 31, 2012 at a price of CDN $96.40/bbl.

d. Interest rate risk

The Company had no interest rate swap or financial contracts in place as at or during the nine months ended September 30, 2011.

e. Capital management

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business.  The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, bank debt, convertible debentures and working capital.  In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, issue convertible debentures, adjust its capital spending, and/or dispose of certain assets to manage current and projected debt levels.

The Company monitors capital based on the ratio of total net debt to annualized funds flow (the “ratio”).  This ratio is calculated as total net debt, defined as outstanding bank debt, plus the liability component of convertible debentures, plus or minus working capital (excluding commodity contract assets and liabilities and current finance lease obligation), divided by funds flow from operations (cash flow from operating activities before changes in non-cash working capital and deductions for decommissioning costs) for the most recent calendar quarter, annualized (multiplied by four).  The total net debt to annualized funds flow ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors.  In order to facilitate the management of this ratio, the Company prepares annual capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.  Bellatrix does not pay dividends.

On May 11, 2011, Bellatrix closed an equity issuance on a bought deal basis to further the Company’s financial flexibility.

The Company’s long-term strategy is to target a total net debt to annualized funds flow ratio of 1.2 times.  As at September 30, 2011 the Company’s ratio of total net debt to annualized funds flow based on third quarter results was 1.1 times.  The total net debt to annualized funds flow ratio as at September 30, 2011 is comparable to the September 30, 2010 ratio of 1.2 times although the total net debt levels as at September 30, 2011 are higher than the total net debt levels as at September 30, 2010, the ratio for the for the 2011 third quarter is offset by the increase in funds flow from operations primarily due to increased sales volumes and higher overall commodity pricing for crude oil, condensate and natural gas liquids.  Bellatrix expects the total net debt to annualized funds flow ratio to increase slightly as the Company executes the remaining portion of its capital expenditure program.  The total net debt to annualized funds flow as at September 30, 2011, of 1.1 times increased in comparison to the ratio of 0.9 times as at June 30, 2011 as total net debt levels increased as the Company focused on its drilling program.  Bellatrix continues to take a balanced approach to the priority use of funds flows.  The 4.75% Debentures have a maturity date of April 30, 2015.  Upon maturity, the Company may settle the principal in cash or issuance of additional common shares.

Excluding the 4.75% Debentures, net debt to annualized funds flow based on third quarter results was 0.6 times.

Bellatrix’s capital structure and calculation of total net debt and total net debt to funds flow ratios as defined by the Company is as follows:

	Three months ended September 30,		Nine months ended September 30,
($000s, except where noted)	2011	2010	2011	2010

Shareholders’ equity	360,846	296,651	360,846	296,651

Long-term debt	37,379	28,522	37,379	28,522
Convertible debentures (liability component)	48,692	47,246	48,692	47,246
Working capital deficiency	15,265	1,369	15,265	1,369
Total net debt (1) at period end	101,336	77,137	101,336	77,137

Debt to funds flow from operations ratio (annualized) (2)
Funds flow from operations (annualized)	95,856	65,368	85,489	49,533
Total net debt(1) to periods funds flow from operations ratio (annualized)	1.1x	1.2x	1.2x	1.6x

Net debt(1) (excluding convertible debentures) at quarter end	52,644	29,891	52,644	29,891
Net debt to periods funds flow from operations ratio (annualized)	0.6x	0.5x	0.6x	0.6x

Debt to funds flow from operations ratio (trailing) (3)
Funds flow from operations ratio trailing	80,459	44,831	80,459	44,831
Total net debt(1) to periods funds flow from operations trailing	1.3x	1.7x	1.3x	1.7x

Net debt(1) (excluding convertible debentures) to funds flow from operations for the period	0.7x	0.7x	0.7x	0.7x

(1)       Net debt and total net debt are considered non-GAAP terms.  The Company’s calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligation and the deferred tax liability.  Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligation.  Net debt also excludes the liability component of convertible debentures.

(2)       Funds flow from operations is a non-GAAP term.  Debt to funds flow from operations ratio annualized is calculated based upon third quarter and year to date funds flow from operations annualized.

(3)       Trailing periods funds flow from operations is based on the twelve-months period ended September 30, 2011 and September 30, 2010.

The Company’s credit facility is based on petroleum and natural gas reserves (see note 7).  The credit facility outlines limitations on percentages of forecasted production, from external reserve engineer data, which may be hedged through financial commodity price risk management contracts.

f. Fair value of financial instruments

The Company’s financial instruments as at September 30, 2011 include accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, long-term debt and convertible debentures. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes.  The fair value of commodity contracts as at September 30, 2011 was a net asset of $7.0 million (2010 liability: $3.7 million).  The commodity contracts are classified as level 2 within the fair value hierarchy.

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

The fair value of the 4.75% Debentures of $50.7 million is based on exchange traded values.  The 4.75% Debentures are classified as level 1 within the fair value hierarchy.

19.       TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under IFRS, replacing Canadian GAAP for years beginning on or after January 1, 2011.

The adoption date of January 1, 2011 requires restatement for comparative purposes, of the Company’s opening balance sheet as at January 1, 2010, all interim quarterly periods in 2010 and for its year ended December 31, 2010.

The Company has prepared reconciliations of equity as at January 1, 2010, September 30, 2010 and December 31, 2010 and reconciliations of Total Comprehensive Income for the three and nine months ended September 30, 2010 and the year ended December 31, 2010, using the accounting policies in note 3 of the interim Consolidated Financial Statements for the period ended March 31, 2011 and the following IFRS 1 - “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) exemptions:

Key First-time Adoption Exemptions Applied and Comparative Period Adjustments

IFRS 1 is the standard that governs mandatory exceptions and optional exemptions that an entity may elect for its transition to IFRS in order to assist the entity with the transition process.  This standard is only applicable to the opening balance sheet of the entity on the transition date of January 1, 2010.  All adjustments made as a result of adoption of IFRS are offset against Bellatrix’s January 1, 2010 deficit.

a.              Business Combinations

An exemption under IFRS 1 provides the entity with relief on the restatement of business combinations prior to the transition date.  Under IFRS 3 — “Business Combinations,” the determination of the fair value of share consideration differs from the determination under Canadian accounting standards.  Any difference in the fair value calculation would have a resulting impact on the carrying amount of net assets acquired, non-controlling interest and any goodwill.  The

Company has taken advantage of this election, allowing Bellatrix to be exempt from restating business combinations prior to the transition date to IFRS.

b.              Property, Plant and Equipment (“PP&E”)

The adopter has the option to elect fair value at the date of transition as the deemed cost for its PP&E or to use a revalued amount according to its previous Canadian GAAP if the revaluation, at the date of revaluation, is comparable to fair value or depreciated cost in accordance with IFRS or to measure oil and gas assets at the date of transition to IFRS at the amount previously determined under previous Canadian GAAP.

Bellatrix has elected to value its PP&E as previously determined by previous Canadian GAAP.  The measurement upon transition to IFRS is as follows:

•                  exploration and evaluation assets were reclassified from the full cost pool to exploration and evaluation (“E&E”) assets at the amount that was recorded under previous Canadian GAAP; and

•                  the remaining full cost pool was allocated to development and producing assets on a pro rata basis using reserve values for its proved plus probable company interest reserves.

This resulted in $20.5 million in exploration and evaluation assets and $390.1 million in property, plant and equipment.

c.               Share Based Payments

Differences in the accounting for the Company’s share option plan under previous Canadian GAAP and IFRS exist.  IFRS 2 — “Share-based Payments,” requires the Company to estimate the number of options expected to vest when a grant of equity instruments do not vest immediately.  IFRS 2 does not allow the recognition of the expense on a straight-line basis and requires each installment to be treated as a separate arrangement.  Under previous Canadian GAAP, the Company accounted for forfeitures as they occurred and recognized share-based compensation expense using the graded method, which is the method required under IFRS.  IFRS 1 provides an elective exemption, which the Company has elected, which allows Bellatrix to apply IFRS 2 to the unvested options outstanding on transition date.

An adjustment of $0.05 million has been made on transition date to contributed surplus, with an offsetting entry to the January 1, 2010 deficit, as a result of applying this exemption.

As a result of applying IFRS 2, a reduction of share-based compensation of $0.2 million and $0.3 million has been made to the Statement of Comprehensive Income for the three and nine months ended September 30, 2010, respectively, and an increase of $0.03 million for the year ended December 31, 2010.

Due to differences in the accounting for share-based compensation under previous Canadian GAAP and IFRS, adjustments are required in the amount of capitalized share-based compensation.  For the three and nine months ended September 30, 2010, the Company capitalized $0.2 million and $0.4 million less, respectively, for share-based compensation under IFRS when compared to previous Canadian GAAP.  For the year ended December 31, 2010, Bellatrix capitalized $0.3 million less under IFRS when compared to previous Canadian GAAP.

d.              Decommissioning Liabilities

IAS 37 — “Provisions, Contingent Liabilities and Contingent Assets,” will govern how the Company accounts for its decommissioning liabilities (previously referred to as asset retirement obligations).  The discount rate used for the decommissioning liability will be a risk free rate as the estimated provision is adjusted to reflect risks specific to the liability.  Under previous Canadian GAAP, the Company used a credit-adjusted risk free rate.  Therefore, under IFRS, the decommissioning liabilities are higher due to lower discount rates used.  IFRS 1 provides an exemption that the

Company has elected which allows Bellatrix to measure decommissioning liabilities as at the date of transition of January 1, 2010 to IFRS in accordance with IAS 37 and recognize directly in the Company’s deficit any difference between that amount and the carrying amount of those liabilities at the date of transition to IFRS determined under previous Canadian GAAP.

As a result of applying this exemption, an increase of $13.3 million has been made to decommissioning liabilities and Bellatrix’s deficit on January 1, 2010.

Under IFRS, the liability is to be re-measured each reporting period in order to reflect interest rates in effect at that time.  As a result of lower interest rates used for the discounting and unwinding of decommissioning liabilities, accretion expense for the three and nine months ended September 30, 2010 decreased by $0.3 million and $0.8 million, respectively, when compared to accretion expense under previous GAAP.

As a result of re-measuring the decommissioning liabilities each reporting period, on a cumulative basis in 2010, PP&E and decommissioning liabilities decreased $0.2 million for the year ended December 31, 2010.  The decrease in discount rates used under IFRS versus previous GAAP caused a decrease of $1.1 million in accretion expense for the year ended December 31, 2010.

e.               Depletion Policy

Previous GAAP provided specific guidelines on the depletion calculation for oil and natural gas properties.  Depletion was calculated based on proved reserves.  Under IFRS, the Company has a choice as to the reserve base to use for its depletion calculations.  Bellatrix has adopted a policy of depleting its oil and natural gas properties using its proved plus probable reserve base.  In addition, depletion calculations under previous GAAP were done on a cost centre basis, for which under previous GAAP, the Company only had one.  Under IFRS, the Company is required to calculate depletion based on individual components for which the company has identified to be at the area level.

The adoption of this policy was effective January 1, 2010.

As a result of using proved plus probable reserves for its depletion calculation, depreciation and depletion expense decreased by $6.7 million and $17.7 million for the three and nine months ended September 30, 2010, respectively.  For the year ended December 31, 2010, depletion and depreciation decreased by $24.8 million.

f.                Impairment Test

IFRS requires an asset impairment test to be conducted on transition date and when indicators of impairment are present.  Under previous GAAP, impairment of long-lived assets is assessed on the basis of an asset’s estimated undiscounted future cash flows compared with the asset’s carrying amount and if impairment is indicated, discounted cash flows are prepared to quantify the amount of impairment.  The impairment test under previous GAAP is done at the cost centre level.  Under previous GAAP, Bellatrix had one cost centre for impairment test purposes.

IFRS requires the impairment test to occur at the asset level or at the cash generating unit (“CGU”) level when long-lived assets exist that do not generate largely independent cash inflows.  The carrying amount of the asset or CGU is compared to its recoverable amount which is the higher of value in use or fair value less costs to sell.

Bellatrix performed an impairment test on transition to IFRS on January 1, 2010 based on fair value less costs to sell.  Fair value less costs to sell was based on merger and acquisition transactions on oil and gas properties similar to those owned by Bellatrix.  The Company experienced transitional impairment losses on its non-core and certain heavy oil properties with an offsetting entry to Bellatrix’s January 1, 2010 deficit.

Based on the assessment, the carrying amount of the following CGU’s were impaired, with an offsetting entry to the January 1, 2010 deficit:

($000’s) Cash Generating Unit	Product (1)	Transitional Impairment (2)
South East Alberta	100% Natural Gas	$5,366
North East Alberta	89% Natural Gas	10,895
Meekwap	75% Oil and NGL’s	4,093
Saskatchewan	100% Heavy Oil	23,441
Total		$43,795

(1)       Based on 2009 year end proved and probable reserves.

(2)       Includes impairment related to corporate assets assigned to each CGU on a pro-rata basis.

Due to the continued weakening of natural gas prices, Bellatrix performed impairment tests on its oil and gas properties for all of the quarterly reporting periods in 2010 and further impaired its Meekwap CGU in the second quarter of 2010.  Fair value less costs to sell was used as the recoverable amount, using market transactions and the company’s proved and probable reserves.

The following impairments and impairment reversals were recorded in 2010:

($000’s) Cash Generating Unit	Product (1)	Impairment (Reversal)(2)
Meekwap	75% Oil and NGL’s	$336
Meekwap	70% Oil and NGL’s	1,286
South East Alberta	100% Natural Gas	4,988
North East Alberta	81% Natural Gas	(9,848)
Total reversal		$(3,238)

(1)       Based on applicable year end proved and probable reserves.

(2)       Includes impairment (reversal) related to corporate assets assigned to each CGU on a pro-rata basis.

Natural gas properties were further impaired in the fourth quarter of 2010, as well as another non-core oil property.  Bellatrix also experienced an impairment reversal in the fourth quarter of 2010 in its North East AB CGU as recent transactions in the CGU have increased the fair value of the properties written down on transition.  In the case of an impairment reversal, the carrying amount of the asset or CGU is limited to the original carrying amount less depreciation, depletion and amortization as if no impairment had been recognized for the asset or CGU for prior periods.

g.              Asset Divestitures

Under previous GAAP, proceeds of a divestiture are deducted from the country cost centre pool without recognition of a gain or loss unless such a deduction resulted in a change to the depletion rate of 20% or greater.  Under IFRS, proceeds of a divestiture are deducted from the carrying value of the asset and a gain or loss is recognized in earnings.

As a result of divestitures during 2010, including property swaps and prior period adjustments relating to divested properties, Bellatrix recognized a gain on dispositions of $1.0 million and $1.1 million for the three and nine months ended September 30, 2010, respectively, and a net gain on dispositions of $1.4 million for the year ended December 31, 2010.

h.              Flow-through Shares

Under previous GAAP, the accounting treatment of flow-through shares was addressed by EIC 146 — “Flow-Through Shares”.  Under previous GAAP, the proceeds received for the flow-through shares are credited to shareholders’ capital and the deferred tax liability is recognized when the Company files the renouncement documents with the tax authorities to renounce the tax credits associated with the expenditures.

Under IFRS, Bellatrix set up a liability for the difference between the proceeds received and the market price of the shares on the date of the transaction (the “premium”).  As the expenditures are made, Bellatrix will record the related tax liability associated with the renouncement of the tax benefits and remove the deferred liability originally set up.  The difference between the deferred tax liability and the original liability set up will go through profit or loss.

As a result of the issuance of Flow-Through Shares in the third quarter of 2010, the Company set up a deferred liability of $3.8 million with an offsetting adjustment to share capital.  No qualifying CEE were made in 2010.

i.                 Convertible Debentures

Convertible debentures have both a debt and equity component under IFRS and previous GAAP.  As a consequence of the Company having status as an income trust in 2009, and no IFRS 1 exemption related to the conversion feature of convertible debentures for trust units, the Company has treated the 7.5% debentures as a financial derivative instrument (the “instrument”).  As a result, the fair value of the instrument was determined to be nil.  The offsetting entry was made to share capital as a result of the Company’s deficit elimination effective November 1, 2009.  In addition, this IFRS difference has caused a $1.6 million increase to the Company’s deficit as a result of the 7.5% Debenture redemption in the second quarter of 2010, as opposed to the $2.9 million reduction in the deficit under previous GAAP.

Also, the allocation of deferred tax on the convertible debentures differs under previous GAAP and IFRS.  Under previous GAAP, the tax basis of the liability is considered to be the same as its carrying amount; therefore, no temporary difference exists.  IFRS does not contain this special exemption and requires the temporary difference to be recognized.  The deferred tax adjustment is charged directly to the carrying amount of the equity component of the convertible debentures.

Bellatrix recorded a deferred tax adjustment of $0.5 million related to its 7.5% Debentures on transition to IFRS with an offsetting entry to the January 1, 2010 deficit.

Upon the issuance of its 4.75% Debentures in the second quarter of 2010, the Company recognized an adjustment of $1.5 million to the equity component of its 4.75% Debentures with an offsetting entry to the deferred tax asset.

j.                 Income Taxes

IFRS does not use the terminology of future income taxes; IFRS refers to deferred income taxes.

Under IFRS, all tax assets and liabilities must be classified as non-current.  All of the recognized IFRS conversion adjustments as discussed in this transition note have related effects on deferred taxes.  The tax impact of the above changes increased (decreased) the deferred tax asset as follows:

($000’s)	January 1, 2010	For the year ended December 31, 2010	As at December 31, 2010
Impairment (reversal) of assets	$11,251	$(908)	$10,343
Depletion and depreciation	—	(7,033)	(7,033)
Convertible debentures	(491)	(864)	(1,355)
Decommissioning liabilities	3,434	(308)	3,126
Gain on property dispositions	—	399	399
Increase in deferred tax asset	$14,194	$(8,714)	$5,480

k.              Presentation

Certain presentation and classification differs under IFRS in comparison with the Company’s previous GAAP as follows:

•                  Interest and finance charges - the net finance income or expense is presented separately from operating expenses.  These charges also include the unwinding of the discount rate on decommissioning liabilities that were presented as part of depletion, depreciation and accretion under previous GAAP.

•                  Deferred income taxes - all tax assets and liabilities are classified as non-current.  The amount of income taxes paid during a period must be disclosed on the face of the statements of cash flows instead of within the notes to the financial statements.

•                  Loans and borrowings - the cash inflow and outflow associated with loans and borrowings have been disclosed separately on the statements of cash flows.  Previously, the Company netted these amounts.

•                  No material changes have occurred in the Consolidated Statements of Cash Flows as a result of the adoption of IFRS.

BELLATRIX EXPLORATION LTD.

RECONCILIATION OF EQUITY

As at January 1, 2010 (Date of Transition to IFRS) (unaudited)

($000s)	Previous GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Accounts receivable	$20,722	$—	$20,722
Deposits and prepaid expenses	4,940	—	4,940
Commodity contract asset	3,374	—	3,374
	29,036	—	29,036
Exploration and evaluation assets	—	20,542	20,542
Property, plant and equipment	410,566		346,229
Transfer to exploration and evaluation assets (note b)		(20,542)
Transitional impairment to property, plant and equipment (note f)		(43,795)
Deferred taxes	1,368		14,602
Re-class from current liabilities (note k)		(960)
Due to transitional adjustments (note j)		14,194
Total assets	$440,970	$(30,561)	$410,409

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$23,345	$—	$23,345
Deferred taxes (note k)	960	(960)	—
	24,305	(960)	23,345

Long-term debt	27,902	—	27,902
Convertible debentures	81,684	—	81,684
Decommissioning liabilities (note d)	25,728	13,273	39,001
Total liabilities	159,619	12,313	171,932

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note i)	252,592	5,037	257,629
Equity component of convertible debentures (note i)	5,037	(5,037)	—
Contributed surplus (note c)	28,232	(46)	28,186
Deficit	(4,510)	(42,828)	(47,338)
Total shareholders’ equity	281,351	(42,874)	238,477
Total liabilities and shareholders’ equity	$440,970	$(30,561)	$410,409

BELLATRIX EXPLORATION LTD.

RECONCILIATION OF EQUITY

As at September 30, 2010 (unaudited)

($000s)	Previous GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Accounts receivable	$29,834		$29,834
Deposits and prepaid expenses	3,307	—	3,307
Commodity contract asset	689	—	689
	33,830	—	33,830
Exploration and evaluation assets	—	19,764	19,764
Property, plant and equipment	428,422		383,910
Transfer to exploration and evaluation assets (note b)		(19,764)
Transitional impairment to property, plant and equipment (note f)		(43,795)
Quarter to date 2010 adjustments (notes c, d, e, g)		19,047
Deferred taxes	7,036		15,129
Re-class from current liabilities (note k)		(195)
Due to transitional adjustments (note j)		14,194
Quarter to date 2010 adjustments		(5,906)
Total assets	$469,288	$(16,655)	$452,633

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$34,510	$—	$34,510
Deferred taxes (note g and h)	195	(195)	—
	34,705	(195)	34,510

Deferred liability, Flow-through Shares (note h)	—	3,768	3,768
Long-term debt	28,522	—	28,522
Convertible debentures	47,246	—	47,246
Decommissioning liabilities	28,527		41,936
Opening adjustment (note d)		13,273
Quarter to date 2010 adjustments (note d)		136
Total liabilities	139,000	16,982	155,982

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note i)	315,068		316,337
Opening adjustment (note i)		5,037
Flow-through shares (note h)		(3,768)
Equity component of convertible debentures (note i)	5,881	(1,503)	4,378
Contributed surplus	30,294		29,833
Opening adjustment (note c)		(46)
Quarter to date 2010 adjustment (note c)		(415)
Deficit	(20,955)		(53,897)
Opening adjustment		(42,828)
Quarter to date 2010 adjustments to profit		14,432
Adjustment for repurchase of 7.5% Debentures (note i)		(4,546)
Total shareholders’ equity	330,288	(33,637)	296,651
Total liabilities and shareholders’ equity	$469,288	$(16,655)	$452,633

BELLATRIX EXPLORATION LTD.

RECONCILIATION OF EQUITY

As at December 31, 2010 (unaudited)

($000s)	Previous GAAP	Effect of transition to IFRS	IFRS
ASSETS
Current assets
Accounts receivable	$39,500	$—	$39,500
Deposits and prepaid expenses	4,619	—	4,619
Deferred taxes (note g)	989	(989)	—
	45,108	(989)	44,119
Exploration and evaluation assets	—	18,535	18,535
Property, plant and equipment	433,697		399,580
Transfer to exploration and evaluation assets (note b)		(18,535)
Transitional impairment to property, plant and equipment (note f)		(43,795)
2010 adjustments (notes c, d, e, g)		28,213
Deferred taxes (note g)	8,351		14,820
Re-class from current assets (note k)		989
Due to transitional adjustments (note j)		14,194
2010 adjustments		(8,714)
Total assets	$487,156	$(10,102)	477,054

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$42,792	$—	$42,792
Current portion of capital lease obligation	146	—	146
Commodity contract liability	3,732	—	3,732
	46,670	—	46,670

Deferred liability, Flow-through Shares (note h)	—	3,768	3,768
Long-term debt	41,172	—	41,172
Convertible debentures	47,599	—	47,599
Capital lease obligation	1,443	—	1,443
Decommissioning liabilities	27,483	—	38,710
Opening adjustment (note d)		13,273
2010 adjustments (note d)		(2,046)
Total liabilities	164,367	14,995	179,362

SHAREHOLDERS’ EQUITY
Shareholders’ capital	315,510		316,779
Opening adjustment (note i)		5,037
Flow-through shares (note h)		(3,768)
Equity component of convertible debentures	5,881		4,378
Opening adjustment (note i)		(5,037)
2010 adjustments (note i)		3,534
Contributed surplus (note c)	30,526		30,489
Opening adjustment (note c)		(46)
2010 adjustment (note c)		9
Deficit	(29,128)		(53,954)
Opening adjustment		(42,828)
Adjustment for repurchase of 7.5% Debentures (note i)		(4,546)
2010 adjustments to profit		22,548
Total shareholders’ equity	322,789	(25,097)	297,692
Total liabilities and shareholders’ equity	$487,156	$(10,102)	$477,054

BELLATRIX EXPLORATION LTD.

RECONCILIATION OF TOTAL COMPREHENSIVE INCOME

For the three months ended September 30, 2010

(unaudited, expressed in Canadian dollars)

($000s)	Previous GAAP	Effect of transition to IFRS	IFRS
REVENUES
Petroleum and natural gas sales	$27,344	$(405)	$26,939
Other income		405	405
Royalties	(5,142)	—	(5,142)
Total Revenues	22,202		22,202
Gain on commodity contracts (note k)	1,727	—	1,727
	23,929	—	23,929

EXPENSES
Production	9,761	—	9,761
Transportation	950	—	950
General and administrative	2,400	—	2,400
Interest and financing charges (note k)	1,373	(1,373)	—
Share-based compensation (note c)	667	(172)	495
Depletion and depreciation and accretion	19,939	—	12,694
Q3 2010 depletion and depreciation adjustments (note e)		(6,681)
Re-class of unwinding of decommissioning liabilities (note k)		(564)
Gain on dispositions (note g)	—	(962)	(962)
Provision for uncollectable accounts	250	—	250
	35,340	(9,752)	25,588

NET LOSS BEFORE FINANCE AND TAXES	(11,411)	9,752	(1,659)

Finance expenses	—		1,617
Interest and financing charges (note k)		1,373
Unwinding of decommissioning liabilities (note d,k)		244
NET LOSS BEFORE TAXES	(11,411)	8,135	(3,276)

TAXES
Deferred tax recovery (note j)	(2,856)	2,126	(730)
NET LOSS AND COMPREHENSIVE LOSS	(8,555)	6,009	(2,546)

BELLATRIX EXPLORATION LTD.

RECONCILIATION OF TOTAL COMPREHENSIVE INCOME

For the nine months ended September 30, 2010

(unaudited, expressed in Canadian dollars)

($000s)	Previous GAAP	Effect of transition to IFRS	IFRS
REVENUES
Petroleum and natural gas sales	$79,847	$(1,450)	$78,397
Other income		1,450	1,450
Royalties	(15,269)	—	(15,269)
Total Revenues	64,578		64,578
Gain on commodity contracts (note k)	12,450	—	12,450
	77,028	—	77,028

EXPENSES
Production	27,557	—	27,557
Transportation	2,635	—	2,635
General and administrative	7,651	—	7,651
Interest and financing charges (note k)	5,766	(5,766)	—
Share-based compensation (note c)	1,388	(270)	1,118
Depletion and depreciation and accretion	53,264	—	33,942
Quarter to date 2010 depletion and depreciation adjustments (note e)		(17,711)
Re-class of unwinding of decommissioning liabilities (note k)		(1,611)
Gain on dispositions (note g)	—	(1,098)	(1,098)
Impairment loss on property, plant and equipment (note i)	—	336	336
Provision for uncollectable accounts	250	—	250
Loss on redemption of 7.5% Debentures	3,514	—	3,514
	102,025	(26,120)	75,905

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	(24,997)	26,120	1,123

Finance expenses	—		6,552
Interest and financing charges (note k)		5,766
Unwinding of decommissioning liabilities (note d,k)		786
NET LOSS BEFORE TAXES	(24,997)	19,568	(5,429)

TAXES
Deferred tax recovery (note j)	(5,637)	5,136	(501)
NET LOSS AND COMPREHENSIVE LOSS	(19,360)	14,432	(4,928)

BELLATRIX EXPLORATION LTD.

RECONCILIATION OF TOTAL COMPREHENSIVE INCOME

For the year ended December 31, 2010

(unaudited, expressed in Canadian dollars)

($000s)	Previous GAAP	Effect of transition to IFRS	IFRS
REVENUES
Petroleum and natural gas sales	$117,673	$(1,997)	$115,676
Other income		1,997	1,997
Royalties	(22,914)	—	(22,914)
Total revenues	94,759	—	94,759
Gain on commodity contracts (note k)	8,282	—	8,282
	103,041	—	103,041

EXPENSES
Production	37,964	—	37,964
Transportation	3,723	—	3,723
General and administrative	9,414	—	9,414
Interest and financing charges (note k)	7,403	(7,403)	—
Share-based compensation (note c)	1,618	31	1,649
Depletion and depreciation and accretion	74,856		47,901
2010 depletion and depreciation adjustments (note e)		(24,801)
Re-class of unwinding of decommissioning liabilities (note k)		(2,154)
Provision for uncollectible accounts	250	—	250
Loss on redemption of 7.5% Debentures	3,514	—	3,514
Impairment loss (reversal) on property, plant and equipment (note i)	—	(3,238)	(3,238)
Net gain on dispositions (note g)	—	(1,425)	(1,425)
	138,742	(38,990)	99,752

NET INCOME (LOSS) BEFORE FINANCE AND TAXES	(35,701)	38,990	3,289

Finance expenses	—		8,465
Interest and financing charges (note k)		7,403
Unwinding of decommissioning liabilities (note d,k)		1,062
NET LOSS BEFORE TAXES	(35,701)	30,525	(5,176)

TAXES
Deferred tax expense (note j)	(8,168)	7,977	(191)
NET LOSS AND COMPREHENSIVE LOSS	(27,533)	22,548	(4,985)

The Company’s updated corporate presentation is available at www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange (“TSX”) under the symbols BXE and BXE.DB.A, respectively.  For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420

or

Edward J. Brown, CA, Vice President, Finance and CFO (403) 750-2655

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

2300, 530 — 8th Avenue SW

Calgary, Alberta, Canada T2P 3S8

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com